UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4              YEAR:   2004
GRUPO TELEVISA, S.A.

                                                 CONSOLIDATED BALANCE SHEETS
                                               AS OF DECEMBER 31, 2004 AND 2003
                                                 (Thousands of Mexican Pesos)


                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
  REF
                                  CONCEPTS                                           CURRENT YEAR                  PREVIOUS YEAR
                                                                         ----------------------------------------------------------
   S                                                                             AMOUNT           %            AMOUNT            %
-----------------------------------------------------------------------------------------------------------------------------------
   1    TOTAL ASSETS                                                           73,883,656        100         68,120,763         100

   2    CURRENT ASSETS                                                         34,049,482         46         30,250,904          44
   3    CASH AND SHORT-TERM INVESTMENTS                                        16,641,341         23         12,900,103          19
   4    ACCOUNTS AND NOTES RECEIVABLE (NET)                                    11,229,979         15         11,153,437          16
   5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                               1,210,536          2          1,404,987           2
   6    INVENTORIES                                                             4,256,670          6          4,258,701           6
   7    OTHER CURRENT ASSETS                                                      710,956          1            533,676           1
   8    LONG-TERM                                                               6,757,722          9          6,649,931          10
   9    ACCOUNTS AND NOTES RECEIVABLE (NET)                                             0          0                  0           0
  10    INVESTMENT IN SHARES OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                             6,551,984          9          6,412,487           9
  11    OTHER INVESTMENTS                                                         205,738          0            237,444           0
  12    PROPERTY, PLANT AND EQUIPMENT (NET)                                    19,159,567         26         16,410,499          24
  13    LAND AND BUILDINGS                                                     12,924,641         17         12,969,896          19
  14    MACHINERY AND INDUSTRIAL EQUIPMENT                                     15,547,973         21         11,991,044          18
  15    OTHER EQUIPMENT                                                         2,840,211          4          2,696,774           4
  16    ACCUMULATED DEPRECIATION                                               12,785,009         17         11,892,933          17
  17    CONSTRUCTION IN PROGRESS                                                  631,751          1            645,718           1
  18    DEFERRED ASSETS (NET)                                                   9,156,596         12          9,677,720          14
  19    OTHER ASSETS                                                            4,760,289          6          5,131,709           8

  20    TOTAL LIABILITIES                                                      46,279,628        100         39,165,599         100

  21    CURRENT LIABILITIES                                                     8,781,977         19          5,646,098          14
  22    SUPPLIERS                                                               2,135,250          5          2,539,151           6
  23    BANK LOANS                                                                 86,179          0            299,997           1
  24    STOCK MARKET LOANS                                                      3,210,912          7                  0           0
  25    TAXES PAYABLE                                                           1,558,762          3          1,353,848           3
  26    OTHER CURRENT LIABILITIES                                               1,790,874          4          1,453,102           4
  27    LONG-TERM LIABILITIES                                                  20,860,418         45         16,212,771          41
  28    BANK LOANS                                                              5,011,401         11          2,129,004           5
  29    STOCK MARKET LOANS                                                     13,932,398         30         13,338,485          34
  30    OTHER LOANS                                                             1,916,619          4            745,282           2
  31    DEFERRED LIABILITIES                                                   16,637,233         36         15,945,557          41
  32    OTHER LIABILITIES                                                               0          0          1,361,173           3

  33    CONSOLIDATED STOCKHOLDERS' EQUITY                                      27,604,028        100         28,955,164         100

  34    MINORITY INTEREST                                                        (120,545)                    1,134,635           4
  35    MAJORITY INTEREST                                                      27,724,573        100         27,820,529          96
  36    CONTRIBUTED CAPITAL                                                    13,647,087         49         12,710,053          44
  37    CAPITAL STOCK (NOMINAL)                                                 2,524,174          9          1,618,060           6
  38    RESTATEMENT OF  CAPITAL STOCK                                           7,046,332         26          7,015,412          24
  39    PREMIUM ON SALES OF SHARES                                              4,076,581         15          4,076,581          14
  40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                      0          0                  0           0
  41    EARNED CAPITAL                                                         14,077,486         51         15,110,476          52
  42    RETAINED EARNINGS AND CAPITAL RESERVE                                   6,763,498         25          8,127,847          28
  43    RESERVE FOR REPURCHASE  OF SHARES                                       5,559,308         20          5,559,308          19
  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
        HOLDERS' EQUITY                                                        (2,562,063)        (9)        (2,359,974)         (8)
  45    NET INCOME FOR THE YEAR                                                 4,316,743         16          3,783,295          13
------------------------------------------------------------------------------------------------------------------------------------


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       4               YEAR:   2004
GRUPO TELEVISA, S.A.
                                                 CONSOLIDATED BALANCE SHEETS
                                                 BREAKDOWN OF MAJOR CONCEPTS
                                                 (Thousands of Mexican Pesos)

                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                        CURRENT YEAR                  PREVIOUS YEAR
                                                                       ------------------------------------------------------------
    S                                                                           AMOUNT            %            AMOUNT           %
-----------------------------------------------------------------------------------------------------------------------------------
    3     CASH AND SHORT-TERM INVESTMENTS                                     16,641,341         100         12,900,103        100
   46     CASH                                                                   390,525           2            391,051          3
   47     SHORT-TERM INVESTMENTS                                              16,250,816          98         12,509,052         97

   18     DEFERRED ASSETS (NET)                                                9,156,596         100          9,677,720        100
   48     DEFERRED EXPENSES (NET)                                              1,643,233          18          1,716,894         18
   49     GOODWILL                                                             7,513,363          82          7,960,826         82
   50     DEFERRED TAXES                                                               0           0                  0          0
   51     OTHER                                                                        0           0                  0          0

   21     CURRENT LIABILITIES                                                  8,781,977         100          5,646,098        100
   52     FOREIGN CURRENCY LIABILITIES                                         5,144,661          59          2,209,166         39
   53     MEXICAN PESOS LIABILITIES                                            3,637,316          41          3,436,932         61

   24     STOCK MARKET LOANS                                                   3,210,912         100                  0        100
   54     COMMERCIAL PAPER                                                     3,210,912         100                  0          0
   55     CURRENT MATURITIES OF MEDIUM-TERM NOTES                                      0           0                  0          0
   56     CURRENT MATURITIES OF BONDS                                                  0           0                  0          0

   26     OTHER CURRENT LIABILITIES                                            1,790,874         100          1,453,102        100
   57     OTHER CURRENT LIABILITIES WITH COST                                     70,743           4                  0          0
   58     OTHER CURRENT LIABILITIES WITHOUT COST                               1,720,131          96          1,453,102        100

   27     LONG-TERM LIABILITIES                                               20,860,418         100         16,212,771        100
   59     FOREIGN CURRENCY LIABILITIES                                        11,978,631          57         11,442,893         71
   60     MEXICAN PESOS LIABILITIES                                            8,881,787          43          4,769,878         29

   29     STOCK MARKET LOANS                                                  13,932,398         100         13,338,485        100
   61     BONDS                                                               13,932,398         100         13,338,485        100
   62     MEDIUM-TERM NOTES                                                            0           0                  0          0

   30     OTHER LOANS                                                          1,916,619         100            745,282        100
   63     OTHER LOANS WITH COST                                                1,324,615          69                  0          0
   64     OTHER LOANS WITHOUT COST                                               592,004          31            745,282        100

   31     DEFERRED LIABILITIES                                                16,637,233         100         15,945,557        100
   65     NEGATIVE GOODWILL                                                            0           0                  0          0
   66     DEFERRED TAXES                                                       1,334,022           8          1,214,381          8
   67     OTHER                                                               15,303,211          92         14,731,176         92

   32     OTHER LIABILITIES                                                            0         100          1,361,173        100
   68     RESERVES                                                                     0           0                  0          0
   69     OTHER LIABILITIES                                                            0           0          1,361,173        100

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-                         (2,562,063)        100         (2,359,974)       100
          HOLDERS' EQUITY
   70     ACCUMULATED  MONETARY RESULT                                           (31,540)         (1)           (31,540)        (1)
   71     RESULT FROM HOLDING NON-MONETARY  ASSETS                            (2,530,523)        (99)        (2,328,434)       (99)

-----------------------------------------------------------------------------------------------------------------------------------

                               MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:   4              YEAR:  2004
GRUPO TELEVISA, S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)

                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
REF
                  CONCEPTS                       CURRENT YEAR      PREVIOUS YEAR
                                            ------------------------------------
 S                                                   AMOUNT             AMOUNT
--------------------------------------------------------------------------------

 72    WORKING CAPITAL                           25,267,505         24,604,806
 73    PENSIONS  AND SENIORITY PREMIUMS           1,142,468                  0
 74    EXECUTIVES (*)                                    36                 36
 75    EMPLOYEES (*)                                 14,104             12,248
 76    WORKERS (*)                                        0                  0
 77    OUTSTANDING SHARES (*)               341,637,582,351      8,753,603,425
 78    REPURCHASED SHARES (*)                27,635,788,050        714,944,534

--------------------------------------------------------------------------------
  (*) THESE CONCEPTS ARE STATED IN UNITS


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4               YEAR:   2004
GRUPO TELEVISA, S.A.
                                              CONSOLIDATED STATEMENTS OF INCOME
                                      FROM JANUARY 1 THROUGH DECEMBER 31, 2004 AND 2003
                                                 (Thousands of Mexican Pesos)
                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                        CURRENT YEAR                  PREVIOUS YEAR
                                                                       -------------------------------------------------------------
    R                                                                             AMOUNT            %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                            29,314,253         100         24,786,332        100
    2     COST OF SALES                                                        16,423,521          56         14,785,713         60
    3     GROSS PROFIT                                                         12,890,732          44         10,000,619         40
    4     OPERATING EXPENSES                                                    4,332,896          15          3,640,849         15
    5     OPERATING INCOME                                                      8,557,836          29          6,359,770         26
    6     INTEGRAL FINANCING COST                                               1,516,158           5            646,426          3
    7     INCOME AFTER INTEGRAL FINANCING COST                                  7,041,678          24          5,713,344         23
    8     OTHER FINANCIAL OPERATIONS                                              910,247           3          1,262,821          5
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               6,131,431          21          4,450,523         18
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               1,176,341           4            756,830          3
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               4,955,090          17          3,693,693         15
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                             614,994           2             29,756          0
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                            5,570,084          19          3,723,449         15
   14     INCOME FROM DISCONTINUED OPERATIONS                                           0           0             67,487          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                   5,570,084          19          3,655,962         15
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                     0           0                  0          0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                         1,021,590           3                  0          0
   18     NET CONSOLIDATED INCOME                                               4,548,494          16          3,655,962         15
   19     NET INCOME OF MINORITY INTEREST                                         231,751           1           (127,333)        (1)
   20     NET INCOME OF MAJORITY INTEREST                                       4,316,743          15          3,783,295         15

------------------------------------------------------------------------------------------------------------------------------------


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                               QUARTER:       4            YEAR:   2004
GRUPO TELEVISA, S.A.
                                              CONSOLIDATED STATEMENTS OF INCOME
                                                  BREAKDOWN OF MAIN CONCEPTS
                                                 (Thousands of Mexican Pesos)

                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF

                                      CONCEPTS                                     CURRENT YEAR                PREVIOUS YEAR
                                                                           ---------------------------------------------------------
    R                                                                           AMOUNT           %           AMOUNT           %

------------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                               29,314,253        100       24,786,332        100
   21     DOMESTIC                                                                24,803,269         85       20,471,449         83
   22     FOREIGN                                                                  4,510,984         15        4,314,883         17
   23     TRANSLATED INTO DOLLARS (***)                                              404,609          1          365,431          1

    6     INTEGRAL FINANCING COST                                                  1,516,158        100          646,426        100
   24     INTEREST EXPENSE                                                         1,923,275        127        1,300,620        201
   25     FOREIGN EXCHANGE LOSS                                                       92,109          6                0          0
   26     INTEREST INCOME                                                            656,511         43          683,626        106
   27     FOREIGN EXCHANGE GAIN                                                            0          0          203,392         31
   28     RESULT FROM MONETARY POSITION                                              (14,824)        (1)          86,261         13
   42     LOSS ON RESTATEMENT OF UDI'S                                               172,109         11          146,563         23
   43     GAIN ON RESTATEMENT OF UDI'S                                                     0          0                0          0

    8     OTHER FINANCIAL OPERATIONS                                                 910,247        100        1,262,821        100
   29     OTHER EXPENSE (INCOME) NET                                                 910,247        100        1,262,821        100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                                0          0                0          0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                                    0          0                0          0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                        1,176,341        100          756,830        100
   32     INCOME TAX                                                                 597,463         51        1,100,324        145
   33     DEFERRED INCOME TAX                                                        572,359         49         (349,305)       (46)
   34     EMPLOYEES' PROFIT SHARING                                                    6,519          1            5,811          1
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                               0          0                0          0

------------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                   QUARTER:   4        YEAR:   2004
GRUPO TELEVISA, S.A.
                        CONSOLIDATED STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)

                                                                 FINAL PRINTING
--------------------------------------------------------------------------------
REF

            CONCEPTS                               CURRENT YEAR    PREVIOUS YEAR
                                             -----------------------------------
 R                                                   AMOUNT           AMOUNT

-------------------------------------------------------------------------------

36     TOTAL SALES                                  31,174,116      26,784,658
37     TAX RESULT FOR THE YEAR                         208,161               0
38     NET SALES (**)                               29,314,253      24,786,332
39     OPERATING INCOME (**)                         8,557,836       6,359,770
40     NET INCOME OF MAJORITY INTEREST (**)          4,316,743       3,783,295
41     NET CONSOLIDATED INCOME (**)                  4,548,494       3,655,962

-------------------------------------------------------------------------------
(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4               YEAR:   2004
GRUPO TELEVISA, S.A.
                                         QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                      FROM OCTOBER 1 THROUGH DECEMBER 31, 2004 AND 2003
                                                 (Thousands of Mexican Pesos)
                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                      CONCEPTS                                         CURRENT YEAR                  PREVIOUS YEAR
                                                                        ------------------------------------------------------------
    R                                                                             AMOUNT            %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                             8,414,103         100          7,389,601        100
    2     COST OF SALES                                                         4,383,090          52          4,339,285         59
    3     GROSS PROFIT                                                          4,031,013          48          3,050,316         41
    4     OPERATING EXPENSES                                                    1,189,919          14            981,436         13
    5     OPERATING INCOME                                                      2,841,094          34          2,068,880         28
    6     INTEGRAL FINANCING COST                                                 453,174           5            225,727          3
    7     INCOME AFTER INTEGRAL FINANCING COST                                  2,387,920          28          1,843,153         25
    8     OTHER FINANCIAL OPERATIONS                                              295,375           4            884,505         12
    9     INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               2,092,545          25            958,648         13
   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT
          SHARING                                                                  88,299           1            (45,056)        (1)
   11     NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
          SHARING                                                               2,004,246          24          1,003,704         14
   12     SHARE IN NET INCOME OF NON-CONSOLIDATED
          SUBSIDIARIES AND ASSOCIATES                                              51,358           1            354,445          5
   13     CONSOLIDATED NET INCOME OF CONTINUING
          OPERATIONS                                                            2,055,604          24          1,358,149         18
   14     INCOME FROM DISCONTINUED OPERATIONS                                           0           0             67,487          1
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                   2,055,604          24          1,290,662         17
   16     EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                     0           0                  0          0
   17     CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                            (5,145)         (0)                 0          0
   18     NET CONSOLIDATED INCOME                                               2,060,749          24          1,290,662         17
   19     NET INCOME OF MINORITY INTEREST                                         173,449           2           (122,408)        (2)
   20     NET INCOME OF MAJORITY INTEREST                                       1,887,300          22          1,413,070         19

------------------------------------------------------------------------------------------------------------------------------------


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                               QUARTER:       4             YEAR:   2004
GRUPO TELEVISA, S.A.
                                         QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                                  BREAKDOWN OF MAIN CONCEPTS
                                                 (Thousands of Mexican Pesos)
                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                           CURRENT YEAR                PREVIOUS YEAR
                                                                          ----------------------------------------------------------
    R                                                                              AMOUNT           %           AMOUNT           %
------------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                               8,414,103        100         7,389,601        100
   21     DOMESTIC                                                                7,464,099         89         6,208,738         84
   22     FOREIGN                                                                   950,004         11         1,180,863         16
   23     TRANSLATED INTO DOLLARS (***)                                              97,541          1            99,129          1

    6     INTEGRAL FINANCING COST                                                   453,174        100           225,727        100
   24     INTEREST EXPENSE                                                          627,414        138           336,894        149
   25     FOREIGN EXCHANGE LOSS                                                      71,732         16                 0          0
   26     INTEREST INCOME                                                           184,850         41           133,744         59
   27     FOREIGN EXCHANGE GAIN                                                           0          0            89,428         40
   28     RESULT FROM MONETARY POSITION                                            (122,828)       (27)           47,648         21
   42     LOSS ON RESTATEMENT OF UDI'S                                               61,706         14            64,357         29
   43     GAIN ON RESTATEMENT OF UDI'S                                                    0          0                 0          0

    8     OTHER FINANCIAL OPERATIONS                                                295,375        100           884,505        100
   29     OTHER EXPENSE (INCOME) NET                                                295,375        100           884,505        100
   30     (GAIN) LOSS ON SALE OF OWN SHARES                                               0          0                 0          0
   31     (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                                   0          0                 0          0

   10     PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING                          88,299        100           (45,056)      (100)
   32     INCOME TAX                                                                  2,558          3           302,802        672
   33     DEFERRED INCOME TAX                                                        83,378         94          (349,192)      (775)
   34     EMPLOYEES' PROFIT SHARING                                                   2,363          3             1,334          3
   35     DEFERRED EMPLOYEES' PROFIT SHARING                                              0          0                 0          0

------------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4               YEAR:   2004
GRUPO TELEVISA, S.A.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                      FROM JANUARY 1 THROUGH DECEMBER 31, 2004 AND 2003
                                                 (Thousands of Mexican Pesos)
                                                                                                                      FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                   CURRENT YEAR                  PREVIOUS YEAR
                                                                       ------------------------------------------------------------
    C                                                                             AMOUNT                         AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
    1     CONSOLIDATED NET INCOME                                              4,548,494                      3,655,962
    2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING RESOURCES                                              2,199,490                      1,609,883
    3     RESOURCES FROM NET INCOME FOR THE YEAR                               6,747,984                      5,265,845
    4     RESOURCES FROM CHANGE IN WORKING CAPITAL                              (178,323)                     1,511,112
    5     RESOURCES PROVIDED BY (USED FOR) OPERATING
          ACTIVITIES                                                           6,569,661                      6,776,957
    6     CASH FLOW FROM EXTERNAL FINANCING                                    6,187,651                       (492,688)
    7     CASH FLOW FROM INTERNAL FINANCING                                   (4,091,005)                    (1,187,785)
    8     RESOURCES PROVIDED BY (USED FOR) FINANCING
          ACTIVITIES                                                           2,096,646                     (1,680,473)
    9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                          (4,925,069)                    (1,806,840)
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                          3,741,238                      3,289,644
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                                 12,900,103                      9,610,459
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                           16,641,341                     12,900,103

-----------------------------------------------------------------------------------------------------------------------------------



                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4              YEAR:   2004
GRUPO TELEVISA, S.A.
                                   CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                                  BREAKDOWN OF MAIN CONCEPTS
                                                 (Thousands of Mexican Pesos)

                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                     CONCEPTS                                    CURRENT YEAR                  PREVIOUS YEAR
                                                                        ------------------------------------------------------------
    C                                                                                AMOUNT                        AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING RESOURCES                                                 2,199,490                     1,609,883
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                              2,075,004                     1,604,412
   14      + (-) NET INCREASE (DECREASE) IN PENSIONS
          AND SENIORITY PREMIUMS                                                          0                             0
   15      + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                                      0                             0
   16      + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
          RESTATEMENT                                                                     0                             0
   17      + (-) OTHER ITEMS                                                              0                             0
   40      + (-) OTHER NON-EBITDA ITEMS                                             124,486                         5,471

    4     RESOURCES FROM CHANGE IN WORKING CAPITAL                                 (178,323)                    1,511,112
   18      + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                          69,320                      (760,691)
   19      + (-) DECREASE (INCREASE) IN INVENTORIES                                 203,394                       543,097
   20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
          RECEIVABLE                                                               (332,218)                      (53,563)
   21      + (-) INCREASE (DECREASE) IN SUPPLIERS                                  (605,452)                      100,869
   22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                           486,633                     1,681,400

    6     CASH FLOW FROM EXTERNAL FINANCING                                       6,187,651                      (492,688)
   23      + SHORT-TERM BANK AND STOCK MARKET FINANCING                                   0                             0
   24      + LONG-TERM BANK AND STOCK MARKET FINANCING                            4,174,460                     1,429,550
   25      + DIVIDEND RECEIVED                                                            0                             0
   26      + OTHER FINANCING                                                      3,399,209                             0
   27      (-) BANK FINANCING AMORTIZATION                                       (1,386,018)                     (239,008)
   28      (-) STOCK MARKET FINANCING AMORTIZATION                                        0                      (757,810)
   29      (-) OTHER FINANCING AMORTIZATION                                               0                      (925,420)

    7     CASH FLOW FROM INTERNAL FINANCING                                      (4,091,005)                   (1,187,785)
   30      + (-) INCREASE (DECREASE) IN CAPITAL STOCK                               937,034                      (586,229)
   31      (-) DIVIDENDS PAID                                                    (3,981,377)                     (601,556)
   32      + PREMIUM ON SALE OF SHARES                                                    0                             0
   33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                           (1,046,662)                            0

    9     RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                             (4,925,069)                   (1,806,840)
   34      + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS                       32,322                       (76,449)
   35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                      (2,026,979)                   (1,106,840)
   36      (-) INCREASE IN CONSTRUCTION IN PROGRESS                                       0                             0
   37      + SALE OF OTHER PERMANENT INVESTMENTS                                          0                             0
   38      + SALE OF TANGIBLE FIXED ASSETS                                          148,543                       435,958
   39      + (-) OTHER ITEMS                                                     (3,078,955)                   (1,059,509)

------------------------------------------------------------------------------------------------------------------------------------



                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4               YEAR:   2004
GRUPO TELEVISA, S.A.
                                                            RATIOS
                                                         CONSOLIDATED

                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                      CURRENT YEAR                  PREVIOUS YEAR
    P
-----------------------------------------------------------------------------------------------------------------------------------

          YIELD
    1     NET INCOME TO NET SALES                                                  15.52      %                   14.75      %
    2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                  15.57      %                   13.60      %
    3     NET INCOME TO TOTAL ASSETS (**)                                           6.16      %                    5.37      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                0.00      %                    0.00      %
    5     RESULT FROM MONETARY POSITION TO NET INCOME                               0.33      %                   (2.36)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                              0.40  times                    0.36  times
    7     NET SALES TO FIXED ASSETS (**)                                            1.53  times                    1.51  times
    8     INVENTORIES TURNOVER (**)                                                 3.86  times                    3.47  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                       120  days                      141  days
   10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                         8.14      %                    8.25      %

          LEVERAGE
   11     TOTAL LIABILITIES TO TOTAL ASSETS                                        62.64      %                   57.49      %
   12     TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                 1.68  times                    1.35  times
   13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                        37.00      %                   34.86      %
   14     LONG-TERM LIABILITIES TO FIXED ASSETS                                   108.88      %                   98.80      %
   15     OPERATING INCOME TO INTEREST PAID                                         4.45  times                    4.89  times
   16     NET SALES TO TOTAL LIABILITIES (**)                                       0.63  times                    0.63  times

          LIQUIDITY
   17     CURRENT ASSETS TO CURRENT LIABILITIES                                     3.88  times                    5.36  times
   18     CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                               3.39  times                    4.60  times
   19     CURRENT ASSETS TO TOTAL LIABILITIES                                       0.74  times                    0.77  times
   20     AVAILABLE ASSETS TO CURRENT LIABILITIES                                 189.49      %                  228.48      %

          CASH FLOW
   21     RESOURCES FROM NET INCOME TO NET SALES                                   23.02      %                   21.24      %
   22     RESOURCES FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                             (0.61)     %                    6.10      %
   23     RESOURCES GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                             3.42  times                    5.21  times
   24     EXTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                                    295.12      %                   29.32      %
   25     INTERNAL FINANCING TO RESOURCES PROVIDED BY
          (USED FOR) FINANCING                                                   (195.12)     %                   70.68      %
   26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
          ACTIVITIES                                                               41.16      %                   61.26      %

-----------------------------------------------------------------------------------------------------------------------------------
  (**) RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                                    MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       4               YEAR:   2004
GRUPO TELEVISA, S.A.
                                                        DATA PER SHARE
                                               CONSOLIDATED FINANCIAL STATEMENT

                                                                                                                      FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF
                                    CONCEPTS                                     CURRENT YEAR                   PREVIOUS YEAR
                                                                       -------------------------------------------------------------
    D                                                                              AMOUNT                         AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
    1     BASIC PROFIT PER ORDINARY SHARE (**)                                   $    .01                       $    .43
    2     BASIC PROFIT PER PREFERRED SHARE (**)                                  $    .00                       $    .43
    3     DILUTED PROFIT PER ORDINARY SHARE (**)                                 $    .00                       $    .00
    4     CONTINUING OPERATING PROFIT PER COMMON
          SHARE (**)                                                             $    .02                       $    .42
    5     EFFECT OF DISCONTINUED OPERATION ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                             $    .00                       $   (.01)
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                             $    .00                       $    .00
    7     EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
          CONTINUING OPERATING PROFIT PER SHARE (**)                             $    .00                       $    .00
    8     CARRYING VALUE PER SHARE                                               $    .08                       $   3.18
    9     CASH DIVIDEND ACCUMULATED PER SHARE                                    $    .42                       $    .07
   10     DIVIDEND IN SHARES PER SHARE                                                .10  shares                    .00  shares
   11     MARKET PRICE TO CARRYING VALUE                                             3.54  times                    2.35  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                                20.42  times                   17.41  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERRED
          SHARE (**)                                                                  .00  times                   17.30  times

------------------------------------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA               QUARTER:      4         YEAR:   2004
GRUPO TELEVISA, S.A.
                          FINANCIAL STATEMENT NOTES (1)

                                                                    CONSOLIDATED
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH QUARTER OF 2004, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.49,936, WHICH CANNOT BE PRESENTED IN LINE S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C22 "INCREASE (DECREASE) IN OTHER LIABILITIES" INCLUDES PS.126,748 OF NET ASSETS AND LIABILITIES RELATED TO THE CUMULATIVE EFFECT OF CONSOLIDATING INNOVA BEGINNING APRIL 1, 2004.

LINE C26 "OTHER FINANCING" INCLUDES PS.4,490,225 OF STOCK MARKET CREDITS, PS.1,498,206 OF CAPITAL LEASE OBLIGATION, AND PS.(1,435,509) OF MINORITY INTEREST RELATED TO THE CUMULATIVE EFFECT OF CONSOLIDATING INNOVA BEGINNING APRIL 1, 2004.

LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.(937,034) OF STOCK DIVIDENDS, PS.586,189 OF RESALE OF SHARES REPURCHASED, PS.(815,422) OF REPURCHASE OF SHARES, AND PS.119,605 OF ADDITIONAL PAID-IN CAPITAL.

LINE C39 "OTHER ITEMS" INCLUDES PS.(2,618,819) OF PROPERTY AND EQUIPMENT, PS.(898,924) OF CANCELLATION OF DTH GUARANTEE, PS.423,596 OF ACCOUNTS WITH AFFILIATES, AND PS.(82,991) OF DEFERRED AND OTHER ASSETS, RELATED TO THE CUMULATIVE EFFECT OF CONSOLIDATING INNOVA BEGINNING APRIL 1, 2004.

THESE CLASSIFICATIONS WERE MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

- RATIOS CONSOLIDATED
LINE P08 "INVENTORIES TURNOVER" INCLUDES CURRENT TRANSMISSION RIGHTS AND PROGRAMMING.

-----------------------------------
(1 ) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                 QUARTER:    4        YEAR:   2004
GRUPO TELEVISA, S.A.
                                                                   CONSOLIDATED
                                                                  FINAL PRINTING

                         ANALYSIS OF PAID CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES
------------------------------------------------------------------------------

                                                                                              CAPITAL STOCK
                                      NUMBER OF SHARES                                  (Thousands of Mexican Pesos)
                                 ---------------------------------------------------------------------------------
          NOMINAL      VALID         FIXED       VARIABLE                      FREE
 SERIES    VALUE      COUPON        PORTION       PORTION      MEXICAN     SUBSCRIPTION      FIXED       VARIABLE
------------------------------------------------------------------------------------------------------------------
A                          0     114,608,385,240           114,608,385,240                    852,636
------------------------------------------------------------------------------------------------------------------
B                          0      54,289,618,459            54,289,618,459                    411,974
------------------------------------------------------------------------------------------------------------------
D                          0      86,369,789,326            86,369,789,326                    629,782
------------------------------------------------------------------------------------------------------------------
L                          0      86,369,789,326                            86,369,789,326    629,782
------------------------------------------------------------------------------------------------------------------
TOTAL                            341,637,582,351        0  255,267,793,025  86,369,789,326  2,524,174            0
------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT.

        341,637,582,351

SHARES REPRESENTED BY:

CPO'S:   117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS:   0
ADRS'S:  0
GDRS'S:  0
ADS'S:   0
GDS'S:   TWENTY CPO's

                               SHARES REPURCHASED

                                            MARKET VALUE OF THE SHARE
                NUMBER OF              AT REPURCHASE              AT END OF THE
    SERIES       SHARES                AVERAGE PRICE              QUARTER PRICE
    ---------------------------------------------------------------------------
       A     10,127,858,935                0.21224                  0.28760
       B      5,980,064,337                0.21224                  0.28760
       D      5,763,932,389                0.21224                  0.28760
       L      5,763,932,389                0.21224                  0.28760


NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

                             MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.



   DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING
     TO INVESTORS.






     ------------------------------------      -------------------------------
            EMILIO AZCARRAGA JEAN                    SALVI FOLCH VIADERO
        PRESIDENT AND CHIEF EXECUTIVE              CHIEF FINANCIAL OFFICER
                 OFFICER





                         MEXICO, D.F., FEBRUARY 22, 2005

                         MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:  TLEVISA                               DATE:   2/23/2005
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER

===============================================================================
-------------------------------------------------------------------------------

COMPANY'S NAME:               GRUPO TELEVISA, S.A.
ADDRESS:                      AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-20-00
FAX:                          5261-24-94
INTERNET ADDRESS:             www.televisa.com.mx
                              -------------------

TAX DATA OF THE ISSUER

===============================================================================
-------------------------------------------------------------------------------

COMPANY TAX CODE:             GTE901219GK3
ADDRESS:                      AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

-------------------------------------------------------------------------------
NAME:                         C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-77
FAX:                          5261-20-43
E-MAIL:                       rglima@televisa.com.mx
                              ----------------------

EXECUTIVES DATA

===============================================================================
-------------------------------------------------------------------------------

BMV POSITION:                 CHAIRMAN OF THE BOARD
POSITION:                     CHAIRMAN OF THE BOARD
NAME:                         SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                      AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                 DOCTORES
ZIP CODE:                     06724
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5709-42-89
FAX:                          5709-39-88
E-MAIL:                       emilio@televisa.com.mx
                              ----------------------

-------------------------------------------------------------------------------

                         MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:   TLEVISA                               DATE:   2/23/2005
GRUPO TELEVISA, S.A.

===============================================================================
-------------------------------------------------------------------------------
BMV POSITION:                 GENERAL DIRECTOR
POSITION:                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                         SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                      AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                 DOCTORES
ZIP CODE:                     06724
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5709-42-89
FAX:                          5709-39-88
E-MAIL:                       emilio@televisa.com.mx
                              ----------------------

-------------------------------------------------------------------------------

BMV POSITION:                 FINANCE DIRECTOR
POSITION:                     CHIEF FINANCIAL OFFICER
NAME:                         LIC. SALVI  FOLCH VIADERO
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-80
FAX:                          5261-20-39
E-MAIL:                       sfolch@televisa.com.mx
                              ----------------------

-------------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                                THROUGH EMISNET
POSITION:                     DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                         C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-77
FAX:                          5261-20-43
E-MAIL:                       rglima@televisa.com.mx
                              ----------------------

-------------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING SHARE REPURCHASE
                                INFORMATION THROUGH EMISNET
POSITION:                     VICE PRESIDENT  OF CORPORATE FINANCE
NAME:                         LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-58
FAX:                          5261-25-24
E-MAIL:                       apenna@televisa.com.mx
                              ----------------------

-------------------------------------------------------------------------------

                         MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:   TLEVISA                               DATE:   2/23/2005
GRUPO TELEVISA, S.A.

===============================================================================
-------------------------------------------------------------------------------
BMV POSITION:                 RESPONSIBLE FOR LEGAL MATTERS
POSITION:                     VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                                GRUPO TELEVISA
NAME:                         LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-85
FAX:                          5261-25-46
E-MAIL:                       jmijares@televisa.com.mx
                              ------------------------

-------------------------------------------------------------------------------

BMV POSITION:                 SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                     SECRETARY OF THE BOARD OF DIRECTORS
NAME:                         LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-85
FAX:                          5261-25-46
E-MAIL:                       jmijares@televisa.com.mx
                              ------------------------

-------------------------------------------------------------------------------

BMV POSITION:                 PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                     EXTERNAL GENERAL COUNSEL
NAME:                         LIC. RICARDO MALDONADO YANEZ
ADDRESS:                      MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                 LOMAS DE CHAPULTEPEC
ZIP CODE:                     11000
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5201-74-47
FAX:                          5520-10-65
E-MAIL:                       rmaldonado@macf.com.mx
                              ----------------------

-------------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                     DIRECTOR OF INVESTOR RELATIONS
NAME:                         LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-46
FAX:                          5261-24-94
E-MAIL:                       mboyance@televisa.com.mx
                              ------------------------

-------------------------------------------------------------------------------

                         MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:   TLEVISA                               DATE:   2/23/2005
GRUPO TELEVISA, S.A.

===============================================================================
-------------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING INFORMATION THROUGH
                                EMISNET
POSITION:                     SECRETARY OF THE BOARD OF DIRECTORS
NAME:                         LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-85
FAX:                          5261-25-46
E-MAIL:                       jmijares@televisa.com.mx
                              ------------------------

-------------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH
                                EMISNET
POSITION:                     DIRECTOR OF INVESTOR RELATIONS
NAME:                         LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-46
FAX:                          5261-24-94
E-MAIL:                       mboyance@televisa.com.mx
                              ------------------------

                         MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE: TLEVISA                              DATE:     2/23/2005
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

===============================================================================
-------------------------------------------------------------------------------

POSITION:     PRESIDENT(S)

NAME:         EMILIO FERNANDO AZCARRAGA JEAN

-------------------------------------------------------------------------------
POSITION:     VICE PRESIDENT(S)

NAME:         MARIA ASUNCION ARAMBURUZABALA LARREGUI

-------------------------------------------------------------------------------
POSITION:     DIRECTOR(S)

NAME:         PEDRO ASPE ARMELLA
NAME:         JULIO BARBA HURTADO
NAME:         JOSE ANTONIO BASTON PATINO
NAME:         ANA PATRICIA BOTIN O'SHEA
NAME:         MANUEL JORGE CUTILLAS COVANI
NAME:         ALFONSO DE ANGOITIA NORIEGA
NAME:         CARLOS FERNANDEZ GONZALEZ
NAME:         BERNARDO GOMEZ MARTINEZ
NAME:         CLAUDIO X. GONZALEZ LAPORTE
NAME:         ROBERTO HERNANDEZ RAMIREZ
NAME:         ENRIQUE KRAUZE KLEINBORT
NAME:         GERMAN LARREA MOTA VELAZCO
NAME:         GILBERTO PEREZALONSO CIFUENTES
NAME:         ALEJANDRO QUINTERO INIGUEZ
NAME:         FERNANDO SENDEROS MESTRE
NAME:         ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME:         CARLOS SLIM DOMIT
NAME:         LORENZO H. ZAMBRANO TREVINO

-------------------------------------------------------------------------------
POSITION:     ALTERNATE DIRECTOR(S)

NAME:         HERBERT ALLEN III
NAME:         JUAN PABLO ANDRADE FRICH
NAME:         LUCRECIA ARAMBURUZABALA LARREGUI
NAME:         FELIX ARAUJO RAMIREZ
NAME:         MAXIMILIANO ARTEAGA CARLEBACH
NAME:         JOAQUIN BALCARCEL SANTA CRUZ
NAME:         JUAN FERNANDO CALVILLO ARMENDARIZ
NAME:         RAFAEL CARABIAS PRINCIPE
NAME:         FRANCISCO JOSE CHEVEZ ROBELO
NAME:         JOSE LUIS FERNANDEZ FERNANDEZ
NAME:         SALVI FOLCH VIADERO
NAME:         LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME:         JOSE HEREDIA BRETON
NAME:         JOSE ANTONIO LARA DEL OLMO
NAME:         JORGE LUTTEROTH ECHEGOYEN
NAME:         ALBERTO MONTIEL CASTELLANOS
NAME:         RAUL MORALES MEDRANO
NAME:         ALEXANDRE MOREIRA PENNA DA SILVA
NAME:         GUILLERMO NAVA GOMEZ-TAGLE

-------------------------------------------------------------------------------
POSITION:     STATUTORY AUDITOR(S)

NAME:         MARIO SALAZAR ERDMANN

-------------------------------------------------------------------------------
POSITION:     ALTERNATE STATUTORY AUDITOR(S)

NAME:         JOSE MIGUEL ARRIETA MENDEZ

-------------------------------------------------------------------------------
POSITION:     SECRETARY(IES) OF THE BOARD

NAME:         JUAN SEBASTIAN MIJARES ORTEGA

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                           QUARTER: 4  YEAR:  2004
GRUPO TELEVISA, S.A.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

                                  ANNEX 1
                                                                 CONSOLIDATED
                                                                FINAL PRINTING
-------------------------------------------------------------------------------
MEXICO CITY, FEBRUARY 22, 2005 - GRUPO TELEVISA, S.A. ("TELEVISA" OR "THE COMPANY"; NYSE:TV; BMV: TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2004. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004. EFFECTIVE APRIL 1, 2004, WE BEGAN CONSOLIDATING SKY MEXICO INTO OUR FINANCIAL STATEMENTS. IN ADDITION, DURING THE FOURTH QUARTER OF 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT, WHICH RESULTED IN A CHANGE IN THE ACCOUNTING FOR NET SALES AND COSTS OF GOODS SOLD (FOR FURTHER INFORMATION SEE "PUBLISHING DISTRIBUTION").

NET SALES

NET SALES INCREASED 18.3% TO PS.29,314.3 MILLION IN 2004 COMPARED WITH PS.24,786.3 MILLION IN 2003. THIS INCREASE WAS ATTRIBUTABLE TO THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS BEGINNING IN 2004'S SECOND QUARTER AND REVENUE GROWTH IN MOST OF OUR BUSINESS UNITS, PARTIALLY OFFSET BY A DECREASE IN SALES OF OUR PUBLISHING DISTRIBUTION SEGMENT DUE TO AN ACCOUNTING CHANGE.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA") INCREASED 33.5% TO PS.10,632.8 MILLION IN 2004 COMPARED WITH PS.7,964.2 IN 2003. THIS INCREASE REFLECTS THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS BEGINNING IN 2004'S SECOND QUARTER AND HIGHER SALES IN MOST OF OUR BUSINESS UNITS, WHICH WERE PARTIALLY OFFSET BY INCREASED COST OF SALES AND OPERATING EXPENSES. OIBDA MARGIN EXPANDED TO 36.3% IN 2004 COMPARED WITH 32.1% REPORTED IN 2003. THIS INCREASE REFLECTS AN OIBDA MARGIN GROWTH IN ALL OF OUR BUSINESS UNITS AND THE ACCOUNTING CHANGE IN OUR PUBLISHING DISTRIBUTION SEGMENT. IN ADDITION, OPERATING INCOME ROSE 34.6% TO PS.8,557.8 MILLION IN 2004 COMPARED WITH PS.6,359.8 MILLION REPORTED LAST YEAR.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.2,075.0 MILLION IN 2004 AND PS.1,604.4 MILLION IN 2003.

NET INCOME

NET INCOME INCREASED 14.1% TO PS.4,316.7 MILLION IN 2004 COMPARED WITH PS.3,783.3 MILLION IN 2003. THE NET INCREASE OF PS.533.4 MILLION REFLECTS
PRIMARILY: I) A PS.2,668.6 MILLION INCREASE IN OIBDA; II) A PS.296.2 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; III) A PS.56.5 MILLION DECREASE IN OTHER EXPENSE; IV) A PS.585.2 MILLION INCREASE IN EQUITY INCOME OF AFFILIATES; AND V) A PS.67.5 MILLION DECREASE IN LOSS FROM DISCONTINUED
OPERATIONS. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY: I) A PS.470.6 INCREASE IN DEPRECIATION AND AMORTIZATION; II) A PS.869.8 INCREASE IN INTEGRAL COST OF FINANCING; III) A PS.419.5 MILLION INCREASE IN INCOME TAXES; IV) A PS.1,021.6 MILLION LOSS EFFECT IN ACCOUNTING CHANGE; AND V) A PS.359.1 MILLION INCREASE IN MINORITY INTEREST.

PRO FORMA RESULTS BY BUSINESS SEGMENTS

THE FOLLOWING UNAUDITED FOURTH QUARTER AND FULL YEAR PRO FORMA INFORMATION GIVES EFFECT TO THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS AND THE SALES AND COSTS OF GOODS SOLD RECOGNITION IN OUR PUBLISHING DISTRIBUTION SEGMENT, AND ASSUMES THAT BOTH OCCURRED AT THE BEGINNING OF EACH PERIOD PRESENTED.

TELEVISION BROADCASTING

FOURTH QUARTER SALES INCREASED 4.7% (PS.5,282.9 MILLION AND PS.5,046.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 5.7% TO PS.17,102 MILLION IN 2004 FROM PS.16,185.7 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS MAINLY ATTRIBUTABLE TO THREE FACTORS: I) AN INCREASE IN ADVERTISING REVENUES, DRIVEN MAINLY BY STRONGER ECONOMIC ACTIVITY IN MEXICO; II) THE BROADCAST OF THE OLYMPIC GAMES AND OTHER MAJOR SPORTING EVENTS; AND III) AN INCREASE OF 9.8% IN LOCAL SALES, DRIVEN MAINLY BY CHANNEL 4 TV. EXCLUDING THE POLITICAL ADVERTISING SOLD DURING 2003, SALES INCREASED 10.4%.

FOURTH QUARTER OIBDA INCREASED 11.2% (PS.2,473.4 MILLION AND PS.2,224.6 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 46.8%. FULL YEAR OIBDA INCREASED 12.8% TO PS.7,760.2 MILLION IN 2004 FROM PS.6,879.7 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 45.4%, REFLECTING HIGHER SALES AND A MARGINAL INCREASE OF 0.5% IN COSTS OF SALES COMBINED WITH FLAT OPERATING EXPENSES.

PAY TELEVISION NETWORKS

PAY  TELEVISION   NETWORKS  WAS  PREVIOUSLY   STATED  AS  "PROGRAMMING  FOR  PAY
TELEVISION".

FOURTH QUARTER SALES INCREASED 6.3% (PS.211.7 MILLION AND PS.199.1 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 8.8% TO PS.800.8 MILLION IN 2004 FROM PS.736.0 MILLION REPORTED IN 2003. THE ANNUAL INCREASE REFLECTS HIGHER ADVERTISING REVENUES AND SIGNALS SOLD IN MEXICO, AS WELL AS HIGHER SIGNALS SOLD IN LATIN AMERICA. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SIGNALS SOLD IN SPAIN.

FOURTH QUARTER OIBDA ROSE 126.2% (PS.78.5 MILLION AND PS.34.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 37.1%. FULL YEAR OIBDA INCREASED 83.9% TO PS.298.5 MILLION IN 2004 FROM PS.162.3
MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 37.3%. THE ANNUAL INCREASE WAS DUE TO: I) HIGHER SALES; II) LOWER COST OF SALES PRIMARILY REFLECTING A DECREASE IN PROGRAMMING COSTS; AND III) LOWER OPERATING EXPENSES REFLECTING A DECREASE IN SALES COMMISSIONS AND A REDUCTION OF DOUBTFUL TRADE ACCOUNTS THAT WERE PARTIALLY OFFSET BY HIGHER ADVERTISING AND PROMOTION EXPENSES.

PROGRAMMING EXPORTS

PROGRAMMING EXPORTS WAS PREVIOUSLY STATED AS "PROGRAMMING LICENSING".

FOURTH QUARTER SALES INCREASED 24.3% (PS.491.5 MILLION AND PS.395.3 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 11.8% TO PS.1,917.3 MILLION IN 2004 FROM PS.1,714.8 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO A 9.3% INCREASE IN ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$105 MILLION IN 2004 COMPARED WITH U.S.$96.1 MILLION REPORTED IN 2003, AS WELL AS HIGHER EXPORT SALES TO LATIN AMERICA. THESE INCREASES WERE PARTIALLY OFFSET BY A TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.9.3 MILLION, AND BY LOWER EXPORTS SALES TO EUROPE, ASIA AND AFRICA.

FOURTH QUARTER OIBDA ROSE 169% (PS.198.0 MILLION AND PS.73.6 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 40.3%. FULL YEAR OIBDA INCREASED 39.7% TO PS.731.7 MILLION IN 2004 FROM PS.523.9
MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 38.2%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES, AS WELL AS A MARGINAL DECREASE IN COST OF SALES, AND LOWER OPERATING EXPENSES DUE TO A LOWER PROVISION FOR DOUBTFUL TRADE ACCOUNTS.

PUBLISHING

FOURTH QUARTER SALES INCREASED 13.3% (PS.639.4 MILLION AND PS.564.5 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 11.3% TO PS.2,093.4 MILLION IN 2004 FROM PS.1,880.6 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO AN INCREASE IN ADVERTISING PAGES SOLD IN MEXICO AND ABROAD, AS WELL AS HIGHER CIRCULATION OF MAGAZINES SOLD ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.36.2 MILLION.

FOURTH QUARTER OIBDA ROSE 26.4% (PS.156.5 MILLION AND PS.123.8 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 24.5%. FULL YEAR OIBDA INCREASED 16.6% TO PS.424.7 MILLION IN 2004 FROM PS.364.1 REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 20.3%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES DUE TO HIGHER PAPER AND PRINTING COSTS, AS WELL AS AN INCREASE IN OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

WE AMENDED THE TERMS AND CONDITIONS OF OUR AGREEMENTS WITH OUR PUBLISHERS. AS A RESULT, WE ARE CHANGING THE WAY IN WHICH WE ACCOUNT FOR SALES AND COST OF SALES IN OUR PUBLISHING DISTRIBUTION BUSINESS. EFFECTIVE OCTOBER 1, 2004, WE RECOGNIZED THE MARGINAL CONTRIBUTION GENERATED BY THE PRODUCTS WE DISTRIBUTE AS SALES. WE HAD FORMERLY RECOGNIZED SALES AND COST OF GOODS SOLD SEPARATELY. THIS CHANGE DOES NOT AFFECT OUR OIBDA RESULTS.

FOURTH QUARTER SALES DECREASED 2.7% (PS.99.1 MILLION AND PS.101.8 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND FOR THE FULL YEAR SALES INCREASED 3.7% TO PS.368.7 MILLION IN 2004 FROM PS.355.6 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER DISTRIBUTION SALES ABROAD AND HIGHER REVENUES FROM MAGAZINES PUBLISHED BY THE COMPANY AND SOLD IN MEXICO AND ABROAD, WHICH WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.10.4 MILLION, AS WELL AS LOWER SALES OF MAGAZINES PUBLISHED BY THIRD PARTIES AND SOLD IN MEXICO. HAD THE ACCOUNTING CHANGE NOT TAKEN EFFECT, FOURTH QUARTER AND FULL YEAR SALES WOULD HAVE INCREASED 2.6% AND 11.5%, RESPECTIVELY.

FOURTH QUARTER OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO A LOSS OF PS.12.4 MILLION FROM AN OIBDA OF PS.2.9 MILLION REPORTED IN THE FOURTH QUARTER OF 2003. FULL YEAR OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO A LOSS OF PS.25.4 MILLION FROM AN OIBDA OF PS.9.1 MILLION REPORTED LAST YEAR. THIS ANNUAL DECREASE RESULTED FROM THE HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

SKY MEXICO

FOURTH QUARTER SALES INCREASED 17.9% (PS.1,239.1 MILLION AND PS.1,051.0 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 18.7% TO PS.4,769 MILLION IN 2004 FROM PS.4,019.1 MILLION REPORTED IN 2003. THE ANNUAL INCREASE WAS DRIVEN BY: I) A 17% INCREASE IN THE SUBSCRIBER BASE WHICH REACHED 1,002,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 60,700 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2004 COMPARED WITH 856,600 GROSS ACTIVE SUBSCRIBERS (INCLUDING 48,500 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2003; II) THE ELIMINATION OF THE EXCISE TAX ON TELECOMMUNICATIONS SERVICES; AND
III) ADDITIONAL PAY-PER-VIEW REVENUES.

FOURTH QUARTER OIBDA ROSE 39% (PS.467.9 MILLION AND PS.336.6 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 37.8%. FULL YEAR OIBDA INCREASED 38.8% TO PS.1,739.4 MILLION IN 2004 FROM PS.1,253.4 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 36.5%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY THE HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE TELEVISION

FOURTH QUARTER SALES INCREASED 10.5% (PS.294.7 MILLION AND PS.266.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES GREW 8.7% TO PS.1,127.9 MILLION IN 2004 FROM PS.1,037.7 MILLION REPORTED IN 2003. THE ANNUAL SALES INCREASE REFLECTS THE ELIMINATION OF THE EXCISE TAX ON TELECOMMUNICATIONS SERVICES, AS WELL AS BOTH HIGHER ADVERTISING REVENUES AND BROADBAND SUBSCRIPTION FEES. BROADBAND SUBSCRIBERS INCREASED TO 26,400 IN THE FOURTH QUARTER OF 2004 COMPARED WITH 8,600 IN THE FOURTH QUARTER OF 2003. THESE INCREASES WERE PARTIALLY OFFSET BY A 2.6% DECREASE IN THE SUBSCRIBER BASE WHICH, AS OF THE FOURTH QUARTER, TOTALED 355,000 SUBSCRIBERS (INCLUDING 123,000 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S BASE OF 364,400 SUBSCRIBERS (INCLUDING 60,300 DIGITAL SUBSCRIBERS).

FOURTH QUARTER OIBDA ROSE 5.1% (PS.93.2 MILLION AND PS.88.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN DECREASED TO 31.6% FROM 33.3% REPORTED IN THE FOURTH QUARTER OF 2003. FULL YEAR OIBDA INCREASED 12.5% TO PS.356.6 MILLION IN 2004 FROM PS.317.1 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 31.6% FROM 30.6% IN THE PRIOR YEAR. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY THE HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

FOURTH QUARTER SALES INCREASED 25.4% (PS.93.7 MILLION AND PS.74.7 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 12.8% TO PS.295.8 MILLION IN 2004 FROM PS.262.2 MILLION REPORTED IN 2003, MAINLY DUE TO HIGHER ADVERTISING TIME SOLD IN OUR NEWSCASTS AND SPORTING EVENTS PROGRAMS.

FOURTH QUARTER OIBDA ROSE 77% (PS.20.0 MILLION AND PS.11.3 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY), AND OIBDA MARGIN REACHED 21.3%. FULL YEAR OIBDA INCREASED 33.8% TO PS.31.7 MILLION IN 2004 FROM PS.23.7 MILLION REPORTED IN 2003, AND OIBDA MARGIN EXPANDED TO 10.7%. THIS ANNUAL INCREASE WAS DUE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES RELATED TO HIGHER PROGRAMMING COSTS.

OTHER BUSINESSES

FOURTH QUARTER SALES DECREASED 3.8% (PS.284.8 MILLION AND PS.296.1 MILLION FOR THE FOURTH QUARTER OF 2004 AND 2003, RESPECTIVELY). FULL YEAR SALES INCREASED 18.3% TO PS.1,353.8 MILLION IN 2004 FROM PS.1,143.9 MILLION REPORTED IN 2003, MAINLY DUE TO HIGHER SALES IN THE FEATURE FILM DISTRIBUTION BUSINESS AND INTERNET PORTAL BUSINESSES RESULTING FROM HIGHER SALES RELATED TO THE SMS MESSAGING SERVICE. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN THE SPORTING BUSINESS.

FOURTH QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.42.4 MILLION FROM PS.92.4 MILLION REPORTED IN THE FOURTH QUARTER OF 2003. FULL YEAR OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.154.7 MILLION COMPARED WITH PS.230.3 MILLION REPORTED LAST YEAR. THE ANNUAL FAVORABLE VARIANCE REFLECTS HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2004 AND 2003, AMOUNTED TO PS.862.3 MILLION AND PS.810.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR 2004 AND 2003, AMOUNTED TO PS.156.0 MILLION AND PS.157.1 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND DUBBING BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS IN 2004 AND 2003.

SALES OF DISPOSED OPERATIONS IN 2004 AMOUNTED TO PS.143.7 MILLION AS COMPARED TO PS.288 MILLION IN 2003.

OIBDA OF DISPOSED OPERATIONS AMOUNTED TO PS.26.9 MILLION IN 2004 AS COMPARED TO PS.71.6 MILLION IN 2003.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.869.8 MILLION TO PS.1,516.2 MILLION IN THE YEAR ENDED DECEMBER 31, 2004, FROM PS.646.4 MILLION IN THE YEAR ENDED DECEMBER 31, 2003. THIS INCREASE REFLECTS: I) A PS.648.2 MILLION INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF AN INCREASE IN THE AVERAGE AMOUNT OF DEBT, RESULTING FROM THE CONSOLIDATION OF SKY MEXICO'S DEBT BEGINNING THE SECOND QUARTER OF 2004; II) AN UNFAVORABLE PS.295.5 MILLION CHANGE RESULTING FROM A NET FOREIGN EXCHANGE LOSS COMPARED TO A NET FOREIGN EXCHANGE GAIN, PRIMARILY IN CONNECTION WITH A NEGATIVE HEDGE EFFECT IN 2004 THAT AROSE FROM A 0.68% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2004; THIS COMPARES TO A FAVORABLE HEDGE EFFECT IN 2003 RESULTING FROM A 7.27% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2003; AND III) A PS.27.1 MILLION DECREASE IN INTEREST INCOME, REFLECTING SKY MEXICO'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL AMOUNTS DUE TO US IN CONNECTION WITH CERTAIN FINANCING PROVIDED FOR THIS JOINT VENTURE, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING 2004. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A FAVORABLE PS.101.0 MILLION CHANGE RESULTING FROM A GAIN FROM MONETARY POSITION COMPARED TO A LOSS FROM MONETARY POSITION, PRIMARILY AS A RESULT OF A HIGHER NET LIABILITY MONETARY POSITION, AS WELL AS A HIGHER INFLATION IN 2004 (5.19%) COMPARED WITH 2003 (3.98%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.296.2 MILLION, OR 42.8%, TO PS.395.2 MILLION IN 2004 COMPARED TO PS.691.4 MILLION IN 2003. THIS DECREASE PRIMARILY REFLECTS CERTAIN NON-RECURRING CHARGES RECOGNIZED BY US IN 2003 IN CONNECTION WITH THE PAYMENT OF SALARY BENEFITS TO UNION EMPLOYEES AND AN ESTIMATE FOR THE DISPOSAL OF LONG-LIVED ASSETS AND ASSOCIATED COSTS RELATED TO OUR NATIONWIDE PAGING BUSINESS, AS WELL AS A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS. THESE DECREASES WERE PARTIALLY OFFSET BY NON-RECURRING CHARGES TAKEN IN THE FOURTH QUARTER OF 2004 RESULTING FROM IMPAIRMENT ADJUSTMENTS MADE TO THE CARRYING VALUE RECOGNIZED PRIMARILY IN OUR PUBLISHING DISTRIBUTION BUSINESS.

OTHER EXPENSE-NET

OTHER EXPENSE DECREASED BY PS.56.5 MILLION, OR 9.9%, TO PS.515 MILLION IN 2004, AS COMPARED WITH PS.571.5 MILLION IN 2003. THIS DECREASE PRIMARILY REFLECTS A REDUCTION IN THE AMORTIZATION OF GOODWILL AS WE CEASED AMORTIZING THIS INTANGIBLE ASSET BEGINNING JANUARY 1, 2004 WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7 RELATED TO BUSINESS ACQUISITIONS, AS WELL AS A REDUCTION IN THE LOSS OF DISPOSITION OF FIXED ASSETS. THESE DECREASES WERE PARTIALLY OFFSET BY A LOSS ON DISPOSITION OF OUR 30% INTEREST IN A TELEVISION PROGRAMMING PRODUCTION COMPANY IN SPAIN IN THE SECOND QUARTER OF 2004 COMPARED TO A GAIN ON DISPOSITION OF OUR REMAINING MINORITY INTEREST IN A DTH VENTURE IN SPAIN DURING 2003.

INCOME TAXES

INCOME TAXES INCREASED BY PS.419.5 MILLION, OR 55.4%, TO PS.1,176.3 MILLION IN THE YEAR ENDED DECEMBER 31, 2004 FROM PS.756.8 MILLION IN THE YEAR ENDED DECEMBER 31, 2003. THIS INCREASE PRIMARILY REFLECTS A HIGHER INCOME TAX BASE IN 2004.

EQUITY IN RESULTS OF AFFILIATES - NET

EQUITY IN INCOME OF AFFILIATES INCREASED BY PS.585.2 MILLION TO PS.615 MILLION IN 2004 COMPARED TO PS.29.8 MILLION IN 2003. THIS INCREASE PRIMARILY REFLECTS THE ABSENCE OF EQUITY LOSS OF SKY MEXICO IN THE YEAR 2004, A REDUCTION IN OUR EQUITY LOSS OF DTH TECHCO PARTNERS, AS WELL AS AN INCREASE IN OUR EQUITY INCOME OF UNIVISION.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.359.1 MILLION TO A CHARGE OF PS.231.8 MILLION IN 2004 FROM A BENEFIT OF PS.127.3 MILLION IN 2003. THIS INCREASE PRIMARILY REFLECTS THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE SKY MEXICO BUSINESS BEGINNING THE SECOND QUARTER OF 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN 2004, THE COMPANY INVESTED APPROXIMATELY U.S.$174.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$35.1 MILLION WAS RELATED TO OUR CABLE TELEVISION SEGMENT AND U.S.$57.6 MILLION TO SKY MEXICO (FOR THE NINE MONTHS ENDED DECEMBER 31, 2004). IN ADDITION, THE COMPANY CONTRIBUTED APPROXIMATELY U.S.$11.6 MILLION TO OUR LATIN AMERICAN DTH JOINT VENTURES.

DEBT

AS OF DECEMBER 31, 2004, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO PS.18,943.8 MILLION, INCLUDING PS.4,356.7 MILLION FROM SKY MEXICO, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS PS.3,297.1 MILLION. ADDITIONALLY, AS OF DECEMBER 31, 2004, SKY MEXICO HAD LONG-TERM AND CURRENT PORTIONS OF A CAPITAL LEASE OBLIGATION IN AN AGGREGATE AMOUNT OF PS.1,324.6 MILLION AND PS.70.7 MILLION, RESPECTIVELY. AS OF DECEMBER 31, 2003, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO PS.15,467.5 MILLION, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS PS.300.0 MILLION.

EXCLUDING SKY MEXICO, AS OF DECEMBER 31, 2004, OUR CONSOLIDATED NET DEBT AMOUNTED TO PS.1,958.5 MILLION WHICH COMPARES TO A CONSOLIDATED NET DEBT OF PS.2,867.4 MILLION IN 2003.

IN OCTOBER 2004, WE OBTAINED A COMMITTED CREDIT FACILITY FOR A SEVEN AND A HALF-YEAR LOAN WITH A MEXICAN BANK FOR AN AGGREGATE PRINCIPAL AMOUNT OF PS.2,000 MILLION. NET PROCEEDS WILL BE USED TO REFINANCE OUR U.S.$200 MILLION BOND DUE IN AUGUST 2005.

ON JANUARY 31, 2005 STANDARD & POOR'S ("S&P") RAISED TELEVISA'S LONG-TERM FOREIGN CURRENCY CORPORATE CREDIT RATING TO "BBB" FROM "BBB-" FOLLOWING THE SAME ACTION TAKEN TO INCREASE THE FOREIGN CURRENCY RATING ON THE UNITED MEXICAN STATES DEBT. S&P ALSO RAISED THE FOREIGN CURRENCY SENIOR UNSECURED NOTES RATING TO "BBB" FROM "BBB-" AND AFFIRMED ITS "BBB" LOCAL CURRENCY CORPORATE CREDIT RATING ON THE COMPANY. THE OUTLOOK FOR THE LONG-TERM RATINGS IS STABLE.

SHARE BUYBACK PROGRAM

IN 2004, THE COMPANY REPURCHASED APPROXIMATELY 1,812.6 MILLION SHARES IN THE FORM OF 15.5 MILLION CPOS FOR PS.377.1 MILLION IN NOMINAL TERMS.

DIVIDEND PAYMENT

IN 2004, THE COMPANY PAID A PS.3,850 MILLION CASH DIVIDEND TO SHAREHOLDERS, EQUIVALENT TO PS.1.219 PER CPO. IN 2005, OUR BOARD OF DIRECTORS AGREED TO SUBMIT TO THE SHAREHOLDERS MEETING A PROPOSAL TO PAY AN EXTRAORDINARY DIVIDEND OF PS.1 PER CPO, IN ADDITION TO OUR ORDINARY DIVIDEND OF PS.0.35 PER CPO, FOR A TOTAL OF PS.1.35 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.4,250 MILLION, AND IF APPROVED BY THE SHAREHOLDERS MEETING WOULD BE PAID DURING THE SECOND QUARTER OF 2005. THIS REPRESENTS A 10% INCREASE OVER LAST YEAR'S DIVIDEND AND IS EQUIVALENT TO A DIVIDEND YIELD OF 3.8% BASED ON TODAY'S CLOSING PRICE.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2004, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.13,615.3 MILLION IN NOMINAL TERMS, REPRESENTING A 4.3% INCREASE IN REAL TERMS, AS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 60.9% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2004 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES WAS 3.5 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2004 TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY) THE AUDIENCE SHARE AMOUNTED TO 69.6%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY) THE AUDIENCE SHARE AMOUNTED TO 68.9%; AND IN A SIGN-ON TO SIGN-OFF BASIS (6:00 TO 24:00 - MONDAY TO SUNDAY) THE AUDIENCE SHARE AMOUNTED TO 71.3%. IN ADDITION, WE AIRED 91 OF THE TOP 100 PROGRAMS IN THE COUNTRY INCLUDING THE TOP 20.

OUTLOOK FOR 2005

WE EXPECT OUR TELEVISION BROADCASTING REVENUE TO INCREASE 4 TO 4.5% IN 2005. IN ADDITION, WE WILL CONTINUE TO MAINTAIN COSTS AND EXPENSES BASICALLY FLAT. THEREFORE, WE EXPECT OUR TELEVISION BROADCASTING OIBDA MARGIN TO REACH 47%. HOWEVER, IT IS IMPORTANT TO MENTION THAT WE WILL FACE A TOUGH COMPARISON IN THE FIRST QUARTER, GIVEN THE PRESENCE OF THE HOLY WEEK DURING THIS QUARTER AND THAT FEBRUARY HAS ONE DAY LESS THAN LAST YEAR. WE EXPECT TELEVISION BROADCASTING REVENUES TO BE FLAT IN THE FIRST QUARTER COMPARED WITH THE FIRST QUARTER OF 2004.

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE PRO FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD THE CONSOLIDATION AND THE SALE AND COSTS OF GOODS SOLD RECOGNITION BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE THE READER SHOULD NOT RELY ON THE PRO FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS OF FUTURE PERIODS.

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER:  4     YEAR:  2004
GRUPO TELEVISA, S.A.

                          FINANCIAL STATEMENT NOTES (1)

                                     ANNEX 2
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                              GRUPO TELEVISA, S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
              (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
       OF DECEMBER 31, 2004, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)

1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2004, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

     EFFECTIVE JANUARY 1, 2004, IN CONNECTION WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7, "BUSINESS ACQUISITIONS," GOODWILL IS DEEMED AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIFE, AND ACCORDINGLY, THE GROUP NO LONGER AMORTIZES GOODWILL EFFECTIVE FROM THAT DATE. BEFORE 2004, GOODWILL WAS AMORTIZED OVER A PERIOD OF 20 YEARS.

     BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES ("INNOVA" OR "SKY MEXICO"), A JOINT VENTURE ENGAGED IN DIRECT-TO-HOME ("DTH") BROADCAST SATELLITE PAY TELEVISION IN WHICH THE GROUP HAS A 60% INTEREST. INNOVA'S FINANCIALS ARE CONSOLIDATED IN ACCORDANCE WITH THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," WHICH WAS ADOPTED BY THE GROUP ON APRIL 1, 2004 (SEE NOTE 11).

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

                                                          2004                 2003
                                                   --------------------  ------------------
     BUILDINGS                                     Ps.       7,555,707   Ps.     7,532,458
     BUILDING IMPROVEMENTS                                   1,664,567           1,719,478
     TECHNICAL EQUIPMENT                                    15,547,973          11,991,044
     FURNITURE AND FIXTURES                                    567,453             591,899
     TRANSPORTATION EQUIPMENT                                1,118,352           1,141,075
     COMPUTER EQUIPMENT                                      1,154,406             963,800
                                                   --------------------  ------------------
                                                            27,608,458          23,939,754
     ACCUMULATED DEPRECIATION                              (12,785,009)        (11,892,933)
                                                   --------------------  ------------------
                                                            14,823,449          12,046,821
     LAND                                                    3,704,367           3,717,960
     CONSTRUCTION AND PROJECTS IN PROGRESS                     631,751             645,718
                                                   --------------------  ------------------
                                                   Ps.      19,159,567   Ps.    16,410,499

                                                   ====================  ==================


     DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, WAS PS.1,809,809 AND PS.1,347,953, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF DECEMBER 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                      2004                              2003
                                          --------------------------------  -----------------------------
                                           U.S. DOLLAR                      U.S. DOLLAR
                                            PRINCIPAL                        PRINCIPAL
                                             AMOUNTS            MEXICAN       AMOUNTS          MEXICAN
       LONG-TERM DEBT SECURITIES           (THOUSANDS)           PESOS      (THOUSANDS)         PESOS
----------------------------------------  --------------  ----------------  ------------  ---------------
 11.875% SERIES "B" SENIOR NOTES DUE
  2006 (A)                                 $      5,343   Ps.      59,569    $    5,343   Ps.     63,088
  8.625% SENIOR NOTES DUE 2005 (B)              200,000         2,229,800       200,000        2,361,534
  8.000% SENIOR NOTES DUE 2011 (C)              300,000         3,344,700       300,000        3,542,300
  8.500% SENIOR NOTES DUE 2032 (D)              300,000         3,344,700       300,000        3,542,300
 12.875% SENIOR NOTES DUE 2007 (E)               88,000           981,112        -                -
  9.375% SENIOR NOTES DUE 2013 (F)              300,000         3,344,700        -                -
                                          --------------  ----------------  ------------  ---------------
                                           $  1,193,343        13,304,581    $  805,343        9,509,222
                                          ==============                    ============
UDI-DENOMINATED NOTES DUE 2007 (G)                              3,838,729                      3,829,263
                                                          ----------------                ---------------
                                                           Ps. 17,143,310                 Ps. 13,338,485
                                                          ================                ===============

(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 13.54% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNCOLLATERALIZED, UNSUBORDINATED OBLIGATIONS OF INNOVA AND CONTAIN CERTAIN COVENANTS RELATING TO INNOVA SIMILAR TO THOSE OF THE SENIOR NOTES DUE 2013.

(F) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.86% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED AND UNSUBORDINATED OBLIGATIONS OF INNOVA AND CONTAIN CERTAIN COVENANTS RELATING TO INNOVA, INCLUDING COVENANTS WITH RESPECT TO: (I) LIMITATIONS ON ADDITIONAL INDEBTEDNESS; (II) LIMITATIONS ON LIENS; (III) LIMITATIONS ON SALES AND LEASEBACKS; (IV) LIMITATIONS ON RESTRICTED PAYMENTS; (V) LIMITATIONS ON ASSETS SALES; AND (VI) LIMITATIONS ON CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SECURITIES, IN WHOLE OR IN PART, AT ANY TIME IN OR AFTER SEPTEMBER 2008 AT REDEMTION PRICES (EXPRESSED IN PERCENTAGES OF THE PRINCIPAL AMOUNT), PLUS ACCRUED AND UNPAID INTEREST, IF ANY, IN THE RANGE OF 104.6875% TO 100%. ADDITIONALLY, IN OR BEFORE SEPTEMBER 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(G) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2004 AND 2003 INCLUDES RESTAMENT OF PS.838,729 AND PS.673,539, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2004, WAS OF PS. 3.534716 PER ONE UDI.


     THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE PRINCIPAL AMOUNT OF ITS SENIOR NOTES DUE IN 2011 AND 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7).

4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW WILL BE EXPENSED AS INCURRED.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY  AS OF  DECEMBER  31, IS  ANALYZED  AS
FOLLOWS:

                                                       2004                           2003
                                           -----------------------------  ------------------------------
                                             NOMINAL        RESTATED          NOMINAL        RESTATED
                                              PESOS           PESOS            PESOS           PESOS
                                           ------------- ---------------  --------------- --------------
CAPITAL STOCK ISSUED                      Ps. 2,524,174  Ps.  9,570,506    Ps. 1,618,060  Ps. 8,633,472
ADDITIONAL PAID-IN CAPITAL                    3,841,792       4,076,581        3,841,792      4,076,581
LEGAL RESERVE                                   802,231       1,524,548          622,401      1,335,383
RESERVE FOR REPURCHASE OF SHARES              2,255,655       5,559,308        2,255,655      5,559,308
UNAPPROPRIATED EARNINGS                       3,668,897      11,533,617        5,358,748     13,465,635
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF
  ASSOCIATES                                  3,475,741       3,815,685        3,464,006      3,803,950
CUMULATIVE EFFECT OF DEFERRED TAXES          (2,197,681)     (2,890,246)      (2,197,681)    (2,890,246)
COMPREHENSIVE LOSS                              --           (3,487,502)         --          (3,273,678)
NET INCOME FOR THE PERIOD                       --            4,316,743        3,596,603      3,783,295
SHARES REPURCHASED                           (5,760,937)     (6,294,667)      (5,847,503)    (6,673,171)
                                                         ---------------                  --------------
EQUITY                                                   Ps. 27,724,573                   Ps.27,820,529
                                                         ===============                  ==============


     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("RECAPITALIZATION"), WHICH COMPRISES THE
FOLLOWING: (I) A STOCK SPLIT IN WHICH EACH OUTSTANDING SHARE WILL BE DIVIDED INTO 25 SHARES OF THE SAME CLASS; (II) THE CREATION OF A NEW CLASS OF COMMON OR ORDINARY SHARES, THE SERIES "B" SHARES; (III) A STOCK DIVIDEND IN THE AMOUNT OF PS.906,114 (NOMINAL), IN THE COMPANY DISTRIBUTED TO HOLDERS OF OUTSTANDING SHARES, 14 NEW SHARES (OF VARIOUS CLASSES DEPENDING ON THE CLASS HELD) FOR EVERY 25 SHARES OUTSTANDING AFTER THE STOCK SPLIT; AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO, FROM THREE SHARES TO 117 SHARES. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     THE FOLLOWING TABLE SUMMARIZES THE EFFECT OF THE STOCK SPLIT AND THE STOCK DIVIDEND ON A HOLDER OF ONE FORMER SHARE OF EACH CLASS OF THE COMPANY'S CAPITAL
STOCK:

     SHARES                   BEFORE THE               STOCK "SPLIT"                DIVIDEND                   AFTER THE
                           RECAPITALIZATION         (25 PER ONE SHARE)         (14 PER 25 SHARES)            RECAPITALIZATION
----------------------------------------------  ------------------------- ---------------------------- ---------------------------
"A" SERIES                  ONE "A" SHARE             25 "A" SHARES             FOUR  "B" SHARES             25    "A" SHARES
                                                                                FIVE  "D" SHARES             FOUR  "B" SHARES
                                                                                FIVE  "L" SHARES             FIVE  "D" SHARES
                                                                                                             FIVE  "L" SHARES
"D" SERIES                  ONE "D" SHARE             25 "D" SHARES             NINE  "B" SHARES             NINE  "B" SHARES
                                                                                FIVE  "D" SHARES             30    "D" SHARES
"L" SERIES                  ONE "L" SHARE             25 "L" SHARES             NINE  "B" SHARES             NINE  "B" SHARES
                                                                                FIVE  "L" SHARES             30    "L" SHARES


     THE NUMBER OF SHARES DISCLOSED IN THESE NOTES REFLECTS THE RECAPITALIZATION OF THE COMPANY'S CAPITAL STOCK, WHICH BECAME EFFECTIVE ON JULY 26, 2004, THROUGH THE EXCHANGE OF OLD AND NEW SHARES.

     IN THE FOURTH  QUARTER OF 2004, THE COMPANY  ISSUED  79,956,795  ADDITIONAL
CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, AND ADQUIRED BY A COMPANY'S SUBSIDIARY ( EQUIVALENT TO 3,445,919 CPOS ) AND A COMPANY'S TRUST ( EQUIVALENT TO 76,510,876 CPOS ).

     AS OF DECEMBER 31, 2004, THE NUMBER OF SHARES AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

                           AUTHORIZED
SHARES                     AND ISSUED         REPURCHASED       OUTSTANDING
----------------------  ------------------  ----------------  -----------------
SERIES "A"                124,736,244,175    10,127,858,935    114,608,385,240
SERIES "B"                 60,269,682,796     5,980,064,337     54,289,618,459
SERIES "D"                 92,133,721,715     5,763,932,389     86,369,789,326
SERIES "L"                 92,133,721,715     5,763,932,389     86,369,789,326
                        ------------------  ----------------  -----------------
                          369,273,370,401    27,635,788,050    341,637,582,351
                        ==================  ================  =================

CPOS                        2,319,505,891       164,683,781       2,154,822,110
======================  ==================  ================  =================

     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2004, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY AS FOLLOWS:

                                                             A, B, D, AND L SHARES
                                        --------------------------------------------------------
                                            IN THE FORM           NOT IN THE
                                              OF CPOS            FORM OF CPOS         TOTAL          NET COST
                                        -----------------------------------------------------------------------
REPURCHASE PROGRAM                             1,812,634,200      -               1,812,634,200      (385,078)
OWNED BY A COMPANY'S SUBSIDIARY                8,503,595,685       537,563,559    9,041,159,244    (1,838,806)
ACQUIRED BY A COMPANY'S TRUST                  8,951,772,492     7,830,222,114   16,781,994,606    (4,051,283)
ADVANCE FOR ACQUISITION OF SHARES                -                -                 -                 (22,522)
                                        -----------------------------------------------------------------------
                                              19,268,002,377     8,367,785,673   27,635,788,050    (6,297,689)
                                        =======================================================================


     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE YEAR ENDED DECEMBER 31, 2004, THE COMPANY REPURCHASED 1,813,102,200 SHARES IN THE FORM OF 15,496,600 CPOS IN THE AMOUNT OF PS.390,106 (PS.376,618 NOMINAL), AND RESOLD 468,000 SHARES IN THE FORM OF 4,000 CPOS IN THE AMOUNT OF PS.101.

     IN THE YEAR ENDED DECEMBER 31, 2004, THE GROUP SOLD 4,975,807,356 SHARES, IN THE FORM OF 42,528,268 CPOS, IN THE AMOUNT OF PS.586,088 (PS.566,854 NOMINAL) IN CONNECTION WITH THE COMPANY'S STOCK OPTION PLAN.

6.   REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2004, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.6,959,847. THIS RESERVE WAS USED IN 1999, 2000 AND 2003 IN THE AMOUNT OF PS.286,165, PS.639,692 AND PS.474,682, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN  ACCORDANCE  WITH THE  MEXICAN  SECURITIES  LAW,  ANY  AMOUNT  OF SHARES
REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31, CONSISTED OF:

                                                          2004              2003
                                                    ---------------   ----------------
INTEREST EXPENSE (1)                                Ps.  2,095,384    Ps.  1,447,183
INTEREST INCOME                                           (656,511)         (683,626)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)                       92,109          (203,392)
LOSS (GAIN) FROM MONETARY POSITION (3)                     (14,824)           86,261
                                                    ---------------   ----------------
                                                    Ps.  1,516,158    Ps.    646,426
                                                    ===============   ================


(1) INCLUDES RESTATEMENT OF UDIS OF PS.172,109 AND PS.146,563 NET IN 2004 AND 2003, RESPECTIVELY.

(2) NET OF THE GAIN OF PS.42,643 IN 2004 AND OF PS.493,333 IN 2003 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2004 AND 2003 OF PS.181,743 AND PS.142,683, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.


8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

                                                                2004             2003
                                                           ---------------  ---------------
ASSETS:
ACCRUED LIABILITIES                                        Ps.    655,936   Ps.    529,292
GOODWILL                                                          853,023          876,447
TAX LOSS CARRYFORWARDS                                            996,397          901,285
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                   414,232          371,958
CUSTOMER ADVANCES                                               1,504,999        1,528,369
                                                           ---------------  ---------------
                                                                4,424,587        4,207,351
                                                           ---------------  ---------------
LIABILITIES:
INVENTORIES                                                      (732,271)      (1,333,103)
PROPERTY, PLANT AND EQUIPMENT - NET                            (1,238,913)      (1,293,549)
OTHER ITEMS                                                    (1,342,223)        (420,716)
INNOVA                                                         (1,568,519)      (1,661,285)
                                                           ---------------  ---------------
                                                               (4,881,926)      (4,708,653)
                                                           ---------------  ---------------
DEFERRED-INCOME TAX OF MEXICAN COMPANIES                         (457,339)        (501,302)
DEFERRED TAX OF FOREIGN SUBSIDIARIES                             (301,537)        (393,553)
ASSETS TAX                                                      1,250,616        1,952,028
VALUATION ALLOWANCE                                            (2,223,528)      (2,364,941)
RECOVERABLE INCOME TAX FROM REPURCHASE OF SHARES                  214,345         -
                                                           ---------------  ---------------
DEFERRED INCOME TAX LIABILITY                                  (1,517,443)      (1,307,768)
EFFECT ON CHANGE OF INCOME TAX RATES                              183,421           93,387
                                                           ---------------  --------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS            Ps. (1,334,022)  Ps. (1,214,381)
                                                           ===============  ===============


9.   EXTRAORDINARY ITEMS:

     NO   EXTRAORDINARY   ITEMS,   AS  DEFINED  BY  MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2004.

     IN 2003, THE GROUP INCURRED IN ADDITIONAL COSTS AND EXPENSES RELATED TO THE DISPOSAL OF ITS MUSIC RECORDING OPERATIONS IN THE AMOUNT OF PS.67,487, NET OF AN INCOME TAX BENEFIT OF PS.31,758.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE APRIL 1, 2004, THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," AS PERMITTED BY MEXICAN GAAP BULLETIN A-8, "SUPPLEMENTARY APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS." FIN 46, WHICH BECAME EFFECTIVE IN 2004, ADDRESSES CONSOLIDATION BY BUSINESS ENTERPRISES OF VARIABLE INTEREST ENTITIES, OR "VIES". UNDER PREVIOUS GUIDANCE, A COMPANY GENERALLY INCLUDED ANOTHER ENTITY IN ITS CONSOLIDATED FINANCIAL STATEMENTS ONLY IF IT CONTROLLED THE ENTITY THROUGH VOTING INTERESTS. FIN 46 REQUIRES A VARIABLE INTEREST ENTITY TO BE CONSOLIDATED BY A COMPANY IF THAT COMPANY IS THE "PRIMARY BENEFICIARY" OF THE ENTITY. THE PRIMARY BENEFICIARY IS SUBJECT TO A MAJORITY OF THE RISK OF LOSS FROM THE VIES ACTIVITIES, OR IS ENTITLED TO RECEIVE A MAJORITY OF THE VIES RESIDUAL RETURN, OR BOTH. THE GROUP IDENTIFIED INNOVA AS A VARIABLE INTEREST ENTITY, AND THE GROUP AS THE PRIMARY BENEFICIARY OF THE INVESTMENT IN INNOVA, UNDER THE SCOPE OF FIN 46, AND
THEREFORE, BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA. BEFORE ADOPTING FIN 46, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN INNOVA BY APPLYING THE EQUITY METHOD, AND RECOGNIZED EQUITY IN LOSSES IN EXCESS OF ITS INVESTMENT UP TO THE AMOUNT OF THE GUARANTEES MADE BY THE GROUP IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF INNOVA.

     AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.1,021,590, NET OF INCOME TAX IN THE AMOUNT OF PS.309,094, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004.

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2003.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2004, ARE AS FOLLOWS:

                                   HISTORICAL NET RESULT (1)                                     RESTATED NET RESULT
                         -----------------------------------------                      ----------------------------------------
                                                                        INDEX AT END
        QUARTER                ACCUMULATED            QUARTER            OF PERIOD          ACCUMULATED         QUARTER
----------------------   ---------------------  ------------------  ------------------  ----------------  ----------------------
1 / 04                      Ps.       472,041    Ps.      472,041         108.672        Ps.   488,886     Ps.    488,886
2 / 04                                933,883             461,560         108.737              966,631            477,745
3 / 04                              2,387,396           1,437,496         110.602            2,429,443          1,462,813
4 / 04                              4,316,743           1,887,299         112.550            4,316,743          1,887,299


(1)        AS REPORTED IN EACH QUARTER.


13. INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, WERE AS FOLLOWS:

                                       TOTAL       INTERSEGMENT    CONSOLIDATED      OPERATING
                                      REVENUES       REVENUES        REVENUES      INCOME (LOSS)
                                  ---------------  --------------  --------------  ---------------
2004:
TELEVISION BROADCASTING           Ps. 17,101,942    Ps. 409,905    Ps. 16,692,037   Ps.  6,721,082
PROGRAMMING FOR PAY TELEVISION           800,784        112,141           688,643          277,743
PROGRAMMING LICENSING                  1,917,307        -               1,917,307          724,530
PUBLISHING                             2,093,365          4,979         2,088,386          401,227
PUBLISHING DISTRIBUTION                1,573,979          8,121         1,565,858          (48,341)
SKY MEXICO                             3,636,946         42,994         3,593,952          771,690
CABLE TELEVISION                       1,127,924          3,524         1,124,400           74,314
RADIO                                    295,766         49,353           246,413           12,843
OTHER BUSINESSES                       1,497,520        100,263         1,397,257         (221,277)
ELIMINATIONS AND CORPORATE
EXPENSES                                (731,280)      (731,280)           -              (155,975)
                                  ---------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                Ps. 29,314,253    Ps.       -    Ps. 29,314,253   Ps.  8,557,836
                                  ===============  ==============  ==============  ===============

2003:
TELEVISION BROADCASTING           Ps. 16,185,710    Ps.  73,751    Ps. 16,111,959   Ps.  5,908,637
PROGRAMMING FOR PAY TELEVISION           735,996         58,777           677,219          120,657
PROGRAMMING LICENSING                  1,714,773         -              1,714,773          516,090
PUBLISHING                             1,880,552          7,232         1,873,320          344,225
PUBLISHING DISTRIBUTION                1,868,424          6,960         1,861,464          (12,225)
SKY MEXICO                               -               -              -                -
CABLE TELEVISION                       1,037,715          5,125         1,032,590          127,190
RADIO                                    262,247         49,523           212,724            7,310
OTHER BUSINESSES                       1,431,939        129,656         1,302,283         (495,057)
ELIMINATIONS AND CORPORATE
EXPENSES                                (331,024)      (331,024)         -                (157,057)
                                  ---------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                Ps. 24,786,332    Ps.       -    Ps. 24,786,332   Ps.  6,359,770
                                  ===============  ==============  ==============  ===============


14.  REFINANCING:

     IN MAY 2004, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,162.5 MILLION, WHICH MATURES IN 2009. THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 9.70% AND IS PAYABLE ON A MONTHLY BASIS. THE PROCEEDS OF THIS LOAN WERE USED BY THE COMPANY TO PREPAY ALL OF THE OUTSTANDING AMOUNTS OF THE U.S.$100 MILLION SYNDICATED LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2005 AND 2006.

     IN OCTOBER 2004, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS. 2,000.0 MILLION, WHICH MATURES IN 2010 (50%) AND 2012 (50%). THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 10.35% AND IS PAYABLE ON A MONTHLY BASIS. THE PROCEEDS OF THIS LOAN ARE INTENDED TO BE USED PRINCIPALLY TO REFINANCE A PORTION OF THE COMPANY'S DEBT MATURING IN 2005.

     IN DECEMBER 2004, INNOVA ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS. 1,012.0 MILLION, WHICH MATURES IN 2010 (50%) AND 2011 (50%), AND IS GUARANTEED BY THE COMPANY AND NEWS CORPORATION AT 51% AND 49%, RESPECTIVELY. THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 10.55% AND IS PAYABLE ON A MONTHLY BASIS. THE NET PROCEEDS OF THIS LOAN WERE USED BY INNOVA TO PREPAY IN JANUARY 2005 ALL OF THE OUTSTANDING AMOUNTS OF U.S.$88.0 MILLION SENIOR NOTES, WHICH ORIGINALLY MATURED IN 2007.

     ACCORDINGLY, THIS U.S.$88.0 MILLION LONG-TERM DEBT HAS BEEN CLASSIFIED AS SHORT-TERM DEBT IN THE GROUP'S CONSOLIDATED BALANCED SHEET AS OF DECEMBER 31,2004.

15.  DIVESTITURE OF MINORITY INTEREST INVESTMENT:

     IN APRIL 2004, THE COMPANY SOLD ITS 30% MINORITY INTEREST IN GRUPO EUROPRODUCCIONES, S.A., A TELEVISION PROGRAMMING PRODUCER IN SPAIN, IN THE AGGREGATE AMOUNT OF APPROXIMATELY 7,505 MILLION EUROS (PS.107,029) IN CASH. AS A RESULT OF THIS DISPOSAL, THE COMPANY RECOGNIZED A NET LOSS OF APPROXIMATELY 8,030 MILLION EUROS (PS.112,844) AS OTHER EXPENSE IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004.

16.  DIRECTV TRANSACTIONS:

     ON OCTOBER 11, 2004, IN CONJUNCTION WITH A SERIES OF AGREEMENTS ENTERED INTO BY THE GROUP WITH DIRECTV GROUP, INC. ("DIRECTV") AND NEWS CORPORATION ("NEWS"), THE GROUP ANNOUNCED, AMONG OTHER MATTERS, THAT (A) DIRECTV MEXICO AGREED TO SELL ITS SUBSCRIBER LIST TO SKY MEXICO; (B) NEWS RECEIVED AN OPTION TO PURCHASE AN EQUITY STAKE IN SKY MEXICO; (C) THE GROUP WILL ACQUIRE 2/3 OF LIBERTY MEDIA'S 10% EQUITY INTEREST IN SKY MEXICO FOR A NET AMOUNT OF APPROXIMATELY U.S.$48.0 MILLION, WHILE NEWS HAS AGREED TO ACQUIRE THE REMAINING PORTION; AND (D) THE GROUP AGREED TO SELL, SUBJECT TO CERTAIN CONDITIONS, ITS 30% EQUITY INTEREST IN SKY MULTI-COUNTRY PARTNERS ("SMCP"), RELEASING THE GROUP FROM ITS SATELLITE TRANSPONDER GUARANTEE. AS A RESULT OF THESE TRANSACTIONS, THE GROUP'S EQUITY STAKE IN SKY MEXICO COULD BE MARGINALLY REDUCED FROM 60% TO 57%, AND NEWS' STAKE COULD INCREASE FROM 30% TO 43%. ADDITIONALLY, THE GROUP EXECUTED NEW AGREEMENTS FOR THE CARRIAGE OF THE GROUP'S CHANNELS ON SKY MEXICO AND DIRECTV LATIN AMERICA, AND SKY MEXICO HAS THE OPTION TO EXPLOIT THE DTH BUSINESS IN CENTRAL AMERICA AND CERTAIN CARIBBEAN COUNTRIES. AS A RESULT OF THESE TRANSACTIONS, THE GROUP CANCELLED AS OF SEPTEMBER 30, 2004, THE PROVISION FOR ITS GUARANTEE IN CONNECTION WITH SATELLITE TRANSPONDERS OF SMCP IN THE AMOUNT OF APPROXIMATELY PS.353,299, AND RECOGNIZED A RELATED INCOME AS EQUITY IN EARNINGS OF AFFILIATES IN THE THIRD QUARTER OF 2004. AS OF DECEMBER 31, 2004 THE SALE OF DIRECTV MEXICO'S SUSCRIBER LIST AND THE SALE OF THE GROUP'S 30% EQUITY INTEREST IN SMCP HAD NOT YET BEEN COMPLETED.

                                - - - - - - - - -

                             MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                    QUARTER:    4      YEAR:   2004
GRUPO TELEVISA, S.A.

                       ANALYSIS OF INVESTMENTS IN SHARES

                                             ANNEX 3              CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                                                                                             TOTAL AMOUNT
                                                                                %      (THOUSANDS OF MEXICAN PESOS)
                                                                NUMBER      OWNERSHIP  -------------------------
            COMPANY NAME (1)             MAIN ACTIVITIES       OF SHARES       (2)     ACQUISITION     BOOK
                                                                                          COST      VALUE (3)
----------------------------------------------------------------------------------------------------------------
SUBSIDIARIES

 1   CORPORATIVO VASCO DE QUIROGA,      PROMOTION AND             19,509,544      100.00   1,836,819    1,458,626
     S.A. DE C.V.                       DEVELOPMENT OF
                                        COMPANIES

 2   CVQ ESPECTACULOS, S.A. DE C.V.     PROMOTION AND             11,979,937      100.00   1,499,651      701,146
                                        DEVELOPMENT OF
                                        COMPANIES

 3   DTH EUROPA, S.A.                   PROMOTION AND              1,080,182       90.25     780,220         (326)
                                        DEVELOPMENT OF
                                        COMPANIES

 4   EDITORA FACTUM, S.A. DE C.V.       PROMOTION AND            609,521,337      100.00   1,796,620    1,898,570
                                        DEVELOPMENT OF
                                        COMPANIES

 5   EDITORIAL TELEVISA, S.A. DE C.V.   PROMOTION AND              1,037,498      100.00     823,582    1,636,718
                                        DEVELOPMENT OF
                                        COMPANIES

 6   FACTUM MAS, S.A. DE C.V.           PROMOTION AND          5,442,040,701      100.00   4,756,067     (602,003)
                                        DEVELOPMENT OF
                                        COMPANIES

 7   GRUPO DISTRIBUIDORAS INTERMEX,     DISTRIBUTION OF BOOKS    349,470,905      100.00     822,778      593,320
     S.A. DE C.V.                       AND MAGAZINES

 8   CAMPUS AMERICA, S.A. DE C.V.       PROMOTION AND            418,881,301      100.00     342,274   10,214,979
                                        DEVELOPMENT OF
                                        COMPANIES

 9   PROMO-INDUSTRIAS                   PROMOTION AND                900,621      100.00      38,612      110,351
     METROPOLITANAS, S.A. DE C.V.       DEVELOPMENT OF
                                        COMPANIES

 10  SISTEMA RADIOPOLIS, S.A. DE C.V.   COMMERCIALIZATION OF      76,070,313       50.00     764,739      231,436
                                        RADIO PROGRAMMING

 11  TELEPARABOLAS, S.L.                MAINTENANCE OF                 1,500      100.00         750          838
                                        PARABOLIC DISHES

 12  TELESISTEMA MEXICANO, S.A. DE C.V  COMMERCIALIZATION OF     169,773,895      100.00  12,806,397   17,767,314
                                        TELEVISION

 13  TELEVISA ARGENTINA, S.A.           COMMERCIAL OPERATION       1,499,999      100.00     115,371       52,747
                                        OF TELEVISION

 15  TELEVISION INDEPENDIENTE DE        PROMOTION AND             32,989,789       99.98   2,864,972    5,022,095
     MEXICO, S.A. DE C.V.               DEVELOPMENT OF
                                        COMPANIES

 16  CAPITALIZED INTEGRAL COST OF                                         1                              210,188
     FINANCING, 1994

 17  CAPITALIZED INTEGRAL COST OF                                         1                              397,671
     FINANCING, 1995

 18  CAPITALIZED INTEGRAL COST OF                                         1                               27,508
     FINANCING, 1996

 19  CAPITALIZED INTEGRAL COST OF                                         1                               21,595
     FINANCING, 1998

----------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                   29,248,852   39,742,773

----------------------------------------------------------------------------------------------------------------


ASSOCIATES

 1   ARGOS COMUNICACION, S.A. DE C.V.   OPERATION AND/OR          33,000,000       15.30     137,000       31,560
                                        BROADCASTING OF T.V.

 2   DIBUJOS ANIMADOS MEXICANOS         PRODUCTION OF              1,735,560       49.00       4,384          719
     DIAMEX, S.A. DE C.V.               ANIMATED CARTOONS

 3   DTH TECHCO PARTNERS                SERVICES FOR SATELLITE             1       30.00     127,939      139,479
                                        PAY TELEVISION

 4   EDITORIAL CLIO, LIBROS Y VIDEOS,   PUBLISHING AND PRINTING    2,627,050       30.00      26,270       11,948
     S.A. DE C.V.                       OF BOOKS AND
                                        MAGAZINES.

 5   ENDEMOL MEXICO, S.A. DE C.V.       COMMERCIALIZATION OF       1,635,000       50.00       1,635       13,205
                                        TELEVISION
                                        PROGRAMMING

 6   EN VIVO ESPECTACULOS, S. DE R.L.   LIVE ENTERTAINMENT IN              2      100.00       4,898        1,246
     DE C.V.                            MEXICO
 7   MAS FONDOS, S.A. DE C.V.           MUTUAL FUND DISTRIBUTION      99,758       46.55      99,758       50,331
                                        COMPANY

 8   OCESA ENTRETENIMIENTO, S.A. DE     LIVE ENTERTAINMENT IN     14,100,000       40.00   1,095,581      500,159
     C.V.                               MEXICO

 9   SKY LATIN AMERICA PARTNERS         ADMINISTRATIVE SERV.               1       30.00       1,974       10,854
                                        FOR THE DTH VENTURES

 10  TELEVISORA DEL YAQUI, S.A. DE C.V  OPERATION AND/OR           4,124,986       15.00         412        6,055
                                        BROADCASTING OF T.V.

 11  TUTV, LLC                          COMMERCIALIZATION OF               1       50.00      25,752       28,052
                                        TELEVISION PROGRAMMING

 12  UNIVISION COMMUNICATIONS, INC.     BROADCASTING OF T.V.      30,187,534        9.34   5,602,976    5,758,376
                                        SPANISH PROGRAMS

------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN ASSOCIATES                                                        7,128,579    6,551,984

------------------------------------------------------------------------------------------------------------------

     OTHER PERMANENT INVESTMENTS                                                                          205,738

------------------------------------------------------------------------------------------------------------------

     TOTAL                                                                                             46,500,495
------------------------------------------------------------------------------------------------------------------



                                                 MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                               QUARTER:       4           YEAR:   2004
GRUPO TELEVISA, S.A.                                    ANNEX 5
                                                   CREDIT BREAK DOWN
                                              (Thousands of Mexican Pesos)

                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Amortization of Credits in Foreign Currency With
                                                                                     National Entities (Thousands of $)
                                                           Denominated    ---------------------------------------------------------
                                                            In Pesos                           Time Interval
                                                       ----------------------------------------------------------------------------
                                       Amorti-
      Credit Type / Institution         zation  Interest Until 1   More Than  Current   Until 1   Until 2  Until 3  Until 4  Until 5
                                         Date    Rate     Year      1 Year     Year      Year      Year     Year     Year     Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                         4/23/2012   10.35           2,000,000
BANAMEX, S.A.                         5/21/2009    9.70           1,162,460
HSBC MEXICO, S.A.                     12/2/2011   10.55           1,012,000
BANAMEX, S.A.                          5/1/2008    8.93             720,000
BANCA SERFIN, S.A.                    5/15/2006    9.41    64,000    32,000
BNP PARIBAS                          11/20/2009    3.13
BANK OF AMERICA                       3/31/2010    3.81
SUNTRUST BANK MIAMI, NATIONAL          4/1/2008    4.54
BANCO DE BILBAO VIZCAYA, S.A.         1/30/2006    5.86
LEASING DE COLOMBIA                   9/23/2006   13.27
LEASING DE OCCIDENTE                  4/29/2007   17.62
LEASING DE OCCIDENTE                  3/19/2005   13.90
SANTANDER CENTRAL HISPANO LEASING,
S.A.                                  1/24/2006   14.74
LEASING DEL VALLE                     1/14/2005   14.45



-----------------------------------------------------------------------------------------------------------------------------------

TOTAL BANKS                                                64,000 4,926,460       -           -         -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------
HOLDERS                               5/13/2006   12.49
HOLDERS                                8/8/2005    9.07
HOLDERS                               9/13/2011    8.41
HOLDERS                               3/11/2032    8.94
HOLDERS                                4/1/2007   13.54
HOLDERS                               9/19/2013    9.86
UDI DENOMINATED-NOTES                 4/13/2007    8.15           3,838,729
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                            - 3,838,729       -           -         -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                   947,525                       815,594
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL SUPPLIERS                                           947,525         -       -     815,594         -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------


OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                 1,067,029   116,598       0     583,234   354,705        0        0        0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                       1,067,029   116,598             583,234   354,705
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                        2,078,554 8,881,787       -   1,398,828   354,705        -        -       -
-----------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------------------
                                               Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of $)
                                              ----------------------------------------------------------------------------------
                                                                                Time Interval
                                              ----------------------------------------------------------------------------------
          Credit Type / Institution            Current     Until 1      Until 2        Until 3      Until 4        Until 5
                                                 Year       Year          Year          Year          Year          Year
--------------------------------------------------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
HSBC MEXICO, S.A.
BANAMEX, S.A.
BANCA SERFIN, S.A.
BNP PARIBAS                                                 13,724       13,724         12,961       8,337            5,041
BANK OF AMERICA                                                559          559            558         558           28,700
SUNTRUST BANK MIAMI, NATIONAL                                4,669        4,460          4,459       4,251
BANCO DE BILBAO VIZCAYA, S.A.                                2,184          376
LEASING DE COLOMBIA                                            499          501             40          47               55
LEASING DE OCCIDENTE                                           156          184            124
LEASING DE OCCIDENTE                                           320
SANTANDER CENTRAL HISPANO LEASING, S.A.                         65            6
LEASING DEL VALLE                                                3


--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                          -      22,179       19,810         18,142      13,193           33,796
--------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------
HOLDERS                                                                  59,569
HOLDERS                                                  2,229,800
HOLDERS                                                                                                           3,344,700
HOLDERS                                                                                                           3,344,700
HOLDERS                                                    981,112
HOLDERS                                                                                                           3,344,700
UDI DENOMINATED-NOTES
--------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                 -   3,210,912       59,569              0           0       10,034,100
--------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                    372,131
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      -     372,131            -              -           -           -
--------------------------------------------------------------------------------------------------------------------------------





OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                              0     140,611      200,022         88,940      99,724        1,056,630
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                    -     140,611      200,022         88,940      99,724        1,056,630
--------------------------------------------------------------------------------------------------------------------------------

                                                     -   3,745,833      279,401        107,082     112,917       11,124,526
--------------------------------------------------------------------------------------------------------------------------------


                   MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA               QUARTER:    4        YEAR:   2004
GRUPO TELEVISA, S.A.

             MONETARY FOREIGN CURRENCY POSITION
                (Thousands of Mexican Pesos)

                           ANNEX 6

                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
------------------------------------------------------------------------------

                                              DOLLARS (1)                    OTHER CURRENCIES (1)
                                 ---------------------------------------- ----------------------------     TOTAL
         TRADE BALANCE                         THOUSANDS      THOUSANDS      THOUSANDS     THOUSANDS     THOUSANDS
                                              OF DOLLARS      OF PESOS      OF DOLLARS     OF PESOS       OF PESOS
----------------------------------------------------------- ------------- -------------- ------------ ---------------
TOTAL ASSETS                                      653,794     7,289,149        40,542       452,003      7,741,152
LIABILITIES POSITION                            1,513,640    16,875,572        26,698       297,656     17,173,228
SHORT-TERM LIABILITIES POSITION                   439,721     4,902,449        26,204       292,148      5,194,597
LONG-TERM LIABILITIES POSITION                  1,073,919    11,973,123           494         5,508     11,978,631

----------------------------------------------------------- -------------- ------------- ------------ -------------
NET BALANCE                                      (859,846)   (9,586,423)       13,844       154,347     (9,432,076)
----------------------------------------------------------- -------------- ------------- ------------ -------------


NOTES

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

          $   11.1490  PESOS PER U.S. DOLLAR
              15.2500  PESOS PER EURO
               3.7475  PESOS PER ARGENTINEAN PESO
               0.0200  PESOS PER CHILEAN PESO
               0.0046  PESOS PER COLOMBIAN PESO
               3.3959  PESOS PER PERUVIAN NUEVO SOL
              21.5200  PESOS PER POUNDS STERLING
              11.1490  PESOS PER ECUADORIAN SUCRE
              11.1490  PESOS PER PANAMANIAN BALBOA
               0.0058  PESOS PER VENEZUELAN BOLIVAR


THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.


                             MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                       QUARTER:  4   YEAR:   2004
GRUPO TELEVISA, S.A.

                        RESULT FROM MONETARY POSITION (1)
                          (Thousands of Mexican Pesos)

                              ANNEX 7

                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                                                             (ASSET)
                                                            LIABILITY                        MONTHLY
        MONTH             MONETARY          MONETARY        MONETARY         MONTHLY          PROFIT
                           ASSETS         LIABILITIES       POSITION        INFLATION       AND (LOSS)
---------------------------------------------------------------------------------------------------------
JANUARY                    28,435,606     22,176,571        (6,259,035)          0.00          (38,900)

FEBRUARY                   27,713,141     20,084,504        (7,628,637)          0.00          (45,627)

MARCH                      26,256,111     21,431,109        (4,825,002)          0.00          (16,347)

APRIL                      28,415,500     34,291,191         5,875,691           0.00            8,866

MAY                        28,545,301     36,296,282         7,750,981           0.00          (19,439)

JUNE                       21,597,252     32,956,030        11,358,778           0.00           18,197

JULY                       22,201,265     33,468,519        11,267,254           0.00           29,531

AUGUST                     21,957,440     32,871,531        10,914,091           0.00           67,373

SEPTEMBER                  21,170,998     33,915,941        12,744,943           0.00          105,375

OCTOBER                    30,784,922     33,970,928         3,186,006           0.00           22,063

NOVEMBER                   32,646,219     36,543,410         3,897,191           0.00           33,243

DECEMBER                   33,972,545     36,679,323         2,706,778           0.00            5,589

RESTATEMENT:                                                         -                             956

CAPITALIZATION:                                                      -                               -

FOREIGN CORP.:                                                       -                          26,777

OTHER                                                                -                        (182,833)

---------------------------------------------------------------------------------------------------------
TOTAL                                                                                           14,824
---------------------------------------------------------------------------------------------------------

NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS.181,743
     FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES,
     WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX
     PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED
     BY BULLETIN D-4 FOR DEFERRED TAXES.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                          QUARTER:  4  YEAR:  2004
GRUPO TELEVISA, S.A.

        CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED ON STOCK MARKET

                                     ANNEX 8

                                                                CONSOLIDATED
                                                               FINAL PRINTING
------------------------------------------------------------------------------
               FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

     THE AGREEMENTS OF THE U.S.$88 MILLION SENIOR NOTES AND THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2007 AND 2013, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                      ACTUAL SITUATION OF FINANCIAL LIMITED

------------------------------------------------------------------------------

     AT DECEMBER 31, 2004, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




                      -------------------------------------
                         C.P. JORGE LUTTEROTH ECHEGOYEN
                           CONTROLLER, VICE-PRESIDENT




                         MEXICO, D.F. FEBRUARY 22, 2005


------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                  QUARTER:   4        YEAR:   2004
GRUPO TELEVISA, S.A.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
         PLANT OR CENTER                 ECONOMIC ACTIVITY               PLANT           UTILIZATION
                                                                      CAPACITY (1)           (%)
--------------------------------------------------------------------------------------------------------
TELEVISION:                                                                         0                  0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                  0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                  0
                                  PARKING LOTS, ADMINISTRATIVE                      0                  0
                                  OFFICES, RADIO ANTENNAS,                          0                  0
                                  TELEVISION STATIONS FACILITIES.                   0                  0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                  0
PUBLISHING:                                                                         0                  0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                  0
                                  STORAGE AND DISTRIBUTION OF                       0                  0
                                  MAGAZINES AND NEWSPAPERS.                         0                  0
RADIO:                                                                              0                  0
SISTEMA RADIOPOLIS, S.A. DE C.V.  BROADCASTER STATIONS.                             0                  0
CABLE TELEVISION:                                                                   0                  0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                  0
                                  AND TRANSMISSION EQUIPMENT.                       0                  0
OTHER BUSINESSES:                                                                   0                  0
IMPULSORA DEL DEPORTIVO           SOCCER, SOCCER TEAMS, TRAINING                    0                  0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                  0
DE FUTBOL AMERICA, S.A. DE C.V.   THE AZTECA STADIUM.                               0                  0
                                                                                    0                  0
                                                                                    0                  0
                                                                                    0                  0

---------------------------------------------------------------------------------------------------------
NOTES

                             MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                  QUARTER:   4        YEAR:   2004
GRUPO TELEVISA, S.A.

                               MAIN RAW MATERIALS

                                    ANNEX 10

                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                                MAIN                                    MAIN         DOM.        COST
       DOMESTIC               SUPPLIERS            FOREIGN           SUPPLIERS      SUBST.    PRODUCTION
                                                                                                  (%)
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
PROGRAMS AND FILMS      ANIME CREATIVE
                        CORPORATION                                                                    0.60
                        CIMA FILMS, S.A.
                        DE C.V.                                                                        0.06
                        CINEMAS LUMIERE,
                        S.A. DE C.V.                                                                   0.03
                        CINEMATOGRAFICA
                        RODRIGUEZ, S.A.                                                                0.18
                        COMAREX, S.A.
                        DE C.V.                                                                        0.09
                        CHURUBUSCO, S.A.                                                               0.05
                        DIANA INTERNACIO-
                        NAL  FILMS, S.A.                                                               0.10
                        DISTRIBUIDORA RO-
                        MARI, S.A. DE C.V.                                                             2.06
                        FILMADORA MEXI-
                        CANA, S.A.                                                                     0.01
                        GRUPO GALINDO,
                        S.A. DE C.V.                                                                   0.07
                        GUIAS, S.A. DE C.V.                                                            0.21
                        GUSSI, S.A. DE C.V.                                                            3.15
                        NUVISION, S.A.                                                                 0.99
                        ORO FILMS,
                        S.A. DE C.V.                                                                   0.22
                        PELICULAS  RODRI-
                        GUEZ, S.A.                                                                     0.69
                        PELICULAS Y VI-
                        DEOS INTERNACIO-
                        NALES, S.A.                                                                    0.03
                        PRODUCCIONES
                        AGUILA, S.A.                                                                   0.16
                        PRODUCCIONES
                        ALFA AUDIOVISUAL                                                               0.07
                        PRODUCCIONES
                        GONZALO ELVIRA                                                                 0.17
                        QUALITY FILMS, S.A.                                                            0.07
                        SECINE, S.A. DE C.V.                                                           0.51
                        TELE ALIANZA,
                        S.A. DE C.V.                                                                   0.03
                        UNION INTERNACIO-
                        NAL, S.A. DE C.V.                                                              0.12
                        OTHER                                                                          0.69
                                              PROGRAMS AND FILMS 4KIDS ENTERTAIN-
                                                                 MENT                 NO               0.24
                                                                 ABC DISTRIBUTION
                                                                 COMPANY              NO               0.39
                                                                 ALFRED HABER
                                                                 DISTRIBUTION, INC.   NO               0.53
                                                                 ALLIANCE ATLAN-
                                                                 TIS INTERNATIONAL    NO               0.80
                                                                 AMERICA PRO-
                                                                 DUCCIONES, S.A.      NO               2.46
                                                                 BBC WORDLWIDE
                                                                 AMERICAS, INC.       NO               0.10
                                                                 BETAFILM GMBH
                                                                 & CO.                NO               1.02
                                                                 BEVERLY HILLS
                                                                 ENTERTAINMENT        NO               0.21
                                                                 BKN INTERNA-
                                                                 CIONAL, INC.         NO               0.20
                                                                 BUENAVISTA
                                                                 INTERNATIONAL
                                                                 INC.                 NO               0.18
                                                                 CANAL + DA           NO               0.22
                                                                 CARSEY WERNER
                                                                 DISTRIBUTION, INC.   NO               0.27
                                                                 CBS BROADCAST
                                                                 INTERNATIONAL        NO               1.61
                                                                 CDC UNITED
                                                                 NETWORK              NO               0.09
                                                                 CINAR FILMS, INC.    NO               0.32
                                                                 COCHRAN ENTER-
                                                                 TAINMENT INT.        NO               0.25
                                                                 CONSTELLATION
                                                                 PICTURES, INC.       NO               1.46
                                                                 CROWN MEDIA
                                                                 DISTRIBUTION         NO               0.42
                                                                 DREAMWORKS           NO               1.55
                                                                 EVERGREEN ENTER-
                                                                 TAINMENT GLOBAL      NO               0.08
                                                                 FIREWORKS INTER-
                                                                 NATIONAL             NO               0.32
                                                                 FREMANTLE INTER-
                                                                 NATIONAL DISTRI-
                                                                 BUTION, LTD.         NO               0.16
                                                                 GLOBAL PROGRA-
                                                                 MMING NETWORK        NO               0.20
                                                                 GMD GLOBAL
                                                                 MEDIA DISTRIBU-
                                                                 TIONS                NO               0.75
                                                                 HALLMARK ENTER-
                                                                 TAINMENT DISTRI-
                                                                 BUTIONS              NO               0.19
                                                                 HARMONY GOLD
                                                                 USA, INC.            NO               0.11
                                                                 HASBRO INTERNA-
                                                                 TIONAL, INC.         NO               0.09
                                                                 HEARTS ENTER-
                                                                 TAINMENT, INC.       NO               0.44
                                                                 HIGHPOINT PRODUC-
                                                                 TIONS, INC.          NO               0.30
                                                                 HIT ENTERTAIN-
                                                                 MENT PLC.            NO               0.23
                                                                 INDEPENDENT
                                                                 INTERNATIONAL
                                                                 T.V. INC.            NO               2.89
                                                                 ITSY BITSY
                                                                 ENTERTAINMENT        NO               0.93
                                                                 KUSHNER-LOCKE
                                                                 INTERNATIONAL        NO               0.32
                                                                 MGM/UA TELECOM-
                                                                 MUNICATIONS, INC.    NO               2.36
                                                                 MORGAN CREEK
                                                                 INTERNATIONAL        NO               0.15
                                                                 MTV NETWORKS A
                                                                 DIVISION OF VIACOM
                                                                 INT.                 NO               1.04
                                                                 MULTIMEDIA GROUP
                                                                 OF CANADA            NO               0.18
                                                                 NBC INTERNATIONAL    NO               0.08
                                                                 NELVANA INTER-
                                                                 NATIONAL             NO               0.83
                                                                 NEW LATIN IMAGE
                                                                 CORPORATION          NO               0.04
                                                                 NU IMAGE INCORPO-
                                                                 RATED                NO               0.14
                                                                 PARAMOUNT

                                                                 PICTURES, CORP.      NO               4.99
                                                                 POKEMON USA,
                                                                 INC.                 NO               0.10
                                                                 POLYGRAM TELE-
                                                                 VISION INTERNA-
                                                                 TIONAL               NO               0.11
                                                                 PROTELE, INC.        NO               3.97
                                                                 RCN TELEVISION,
                                                                 S.A.                 NO               3.37
                                                                 REPRESENTA-
                                                                 CIONES DE TELE-
                                                                 VISION               NO               0.35
                                                                 ROSE ENTERTAIN-
                                                                 MENT, INC.           NO               0.36
                                                                 RYSHER ENTER-
                                                                 TAINMENT, INC.       NO               0.38
                                                                 SALSA
                                                                 DISTRIBUTION         NO               0.26
                                                                 SALSA ENTER-
                                                                 TAINMENT, INC.       NO               2.09
                                                                 SONY CORPORA-
                                                                 TION OF AMERICA      NO               7.52
                                                                 STUDIO CANAL
                                                                 IMAGE                NO               0.70
                                                                 SUNBOW ENTER-
                                                                 TAINMENT             NO               0.14
                                                                 TELEVISION FILM
                                                                 DISTRIBUTION         NO               0.37
                                                                 TELEVIX ENTER-
                                                                 TAINMENT             NO               0.15
                                                                 TEPUY USA COR-
                                                                 PORATION             NO               0.93
                                                                 TOEI ANIMATION
                                                                 CO., LTD             NO               0.53
                                                                 TOP ENTERTAINMENT
                                                                 PRODUCTS, INC.       NO               0.15
                                                                 TRIMARK TELEVISION   NO               0.12
                                                                 TWENTIETH CEN-
                                                                 TURY FOX, INC.       NO               6.05
                                                                 UNIVERSAL STUDIOS
                                                                 INTERNATIONAL, B.V.  NO              11.93
                                                                 VENTURA FILM
                                                                 DISTRIBUTORS BV      NO               0.92
                                                                 WARNER BROS.
                                                                 INTERNATIONAL
                                                                 TELEVISION           NO              13.60
                                                                 WHILAND COMPANY      NO               2.96
                                                                 WORDLDIVISION
                                                                 ENTERPRISES, INC.    NO               1.94
                                                                 XYSTUS, LLC.         NO               0.73
                                                                 OTHER                                 0.77
COAXIAL CABLE RG
MAYA 60                 NACIONAL DE
                        CONDUCTORES,
                        S.A. DE C.V.                                                                  13.28

SINGLE  TELEGRIP        CORPODISENO DE
                        HERRAJES, S.A.                                                                 0.02
IDENTIFICATION PLAQUE   RIVANDI, S.A. DE C.V.                                                          0.11
                                              CABLEMODEMS        MOTOROLA, INC.       NO               0.61
                                              HILTI  BOLT        HILTI  MEXICANA,
                                                                 S.A. DE C.V.         NO               0.06
                                              SWITCH             CABLENETWORK
                                                                 MEXICO               NO               0.03
                                              SWITCH             DISTRIBUIDORA Y
                                                                 COMERCIALIZADORA     YES              0.15
                                              TWO OUTLET DEVICE  TVC CORPORATION      YES              0.05
                                              AC 200
                                              DECODER             MOTOROLA, INC.       NO              48.52
COUCHE PAPER            PAPELERA MOHGA
                        BBA, S.A.                                                                      0.34
                        SUMINISTROS Y
                        SERVICIOS BROM                                                                 0.42
                        REPRESENTACIONES
                        MREAL                                                                          0.03
                        PRODUCTORA
                        COMERCIALIZA
                        DORA Y EDITORA                                                                 1.04
                        ROOSSEVELT PAPEL                                                               0.18
                        OFFSET MULTICO-
                        LOR, S.A.                                                                      3.26
                        PROCESOS INDUS-
                        TRIALES DE PAPEL                                                               0.37
                        IMPRESOS MOINO,                                                                0.24
                        BULKLEY DUNTON                                                                 1.28
                        KIMBERLY CLARK                                                                 0.30
                        PAPEL, S.A.                                                                    0.24
                                              COUCHE PAPER       STORAM ENSON         YES              7.16
                                                                 BULKLEY DUNKE        YES              6.01
                                                                 M REAL               YES              1.33
                                                                 MYLLLIKOSKI          YES
                                                                 PAPEL                                 3.03
                                                                 TEMBEC, INC.         YES              0.27
                                                                 BULKLEY DUNTON       YES             11.90
                                                                 FINNIPAP             YES              6.77
                                                                 WEB SOURCE           YES              0.17
                                                                 BOWATER, INC.        YES              0.97
                                                                 NORKE CANADA         YES              0.44
PAPER AND IMPRESSION    PRODUCTORA CO-
                        MERCIALIZADORA Y
                        EDITORES DE LI-
                        BROS, S.A. DE C.V.                                                            13.14
                        OFFSET
                        MULTICOLOR                                                                    21.40
                        IMPRESOS MOINO                                                                 1.07
                        PROCESOS IND
                        DE PAPEL, S.A.                                                                 2.15
                        LABORATORIO LITO-
                        COLOR, S.A.                                                                    0.06
                        SERVICIOS PROFE-
                        SIONALES, S.A.                                                                 0.43
                        FOTORAMA DE
                        MEXICO, S.A.                                                                   0.61
                        GRAFICA LA
                        PRENSA, S.A.                                                                   0.16
                                              PAPER AND          QUEBECOR
                                              IMPRESSION         CHILE, S.A.          YES              2.36
                                                                 QUEBECOR
                                                                 WORLD, INC.          YES              0.04
                                                                 GRUPO OP GRAFICAS
                                                                 S.A.                 YES              0.35
                                                                 PRINTER COLOMBIA-
                                                                 NA, S.A.             YES              0.47
                                                                 ST. IVES, INC.       YES              5.95
                                                                 BEST LITHO           YES              0.29
                                                                 EDITORES, S.A.       YES              0.11
                                                                 RR DONELLY           YES              2.04
                                                                 QUAD GRAPHICS        YES              1.64
                                                                 PRO-OFFSET EDI-
                                                                 TORIAL, LTDA.        YES              0.03

------------------------------------------------------------------------------------------------------------


                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                  QUARTER:   4                  YEAR:   2004
GRUPO TELEVISA, S.A.
                                    SALES DISTRIBUTION BY PRODUCT
                                              ANNEX 11
                                           DOMESTIC SALES
                                                                                             CONSOLIDATED
                                                                                           FINAL PRINTING
---------------------------------------------------------------------------------------------------------
                                                  TOTAL PRODUCTION           NET SALES         MARKET
                                              ------------------------------------------------ SHARE
                MAIN PRODUCTS                    VOLUME      AMOUNT     VOLUME      AMOUNT      (%)
---------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                           (723,775)
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                         110.000
ADVERTISED TIME SOLD (HALF HOURS)                                               8  16,448,208














OTHER INCOME                                                                           94,125
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                                       586,909
ADVERTISED TIME SOLD                                                                  105,101
PUBLISHING:
MAGAZINE CIRCULATION                               126,751   1,165,879     56,009     679,615









PUBLISHING                                                                            670,091
PUBLISHING DISTRIBUTION:                                                   15,314     404,682





SKY MEXICO
DTH BROADCAST SATELLITE
VIA SATELITE                                                                        3,428,274
PAY PER VIEW                                                                          161,696
CHANNEL COMMERCIALIZATION                                                              46,976
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                                        1,051,728
SERVICE INSTALLATION                                                                   22,789
PAY PER VIEW                                                                            1,534
CHANNEL COMMERCIALIZATION                                                              34,449
OTHER                                                                                  17,424








RADIO:
ADVERTISED TIME SOLD                                                                  295,766









OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                       633,563





SPECIAL EVENTS AND SHOW PROMOTION                                                     558,597


NATIONWIDE PAGING SERVICE                                                             143,687











INTERNET SERVICES                                                                     141,830




---------------------------------------------------------------------------------------------------------
TOTAL                                                        1,165,879             24,803,269
---------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                MAIN
                                              -------------------------------------------------------------------------------------
             MAIN PRODUCTS                      TRADEMARKS                                   CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                           COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
                                                                            THE COCA-COLA EXPORT CORPORATION
                                                                            UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                            SABRITAS, S. DE R.L. DE C.V.
                                                                            BIMBO, S.A. DE C.V.
                                                                            PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
                                                                            CERVECERIA CUAUHTEMOC MOCTEZUMA. S.A. DE C.V.
                                                                            TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                            DANONE DE MEXICO, S.A. DE C.V.
                                                                            NESTLE MEXICO, S.A. DE C.V.
                                                                            KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                            COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                            BANCO NACIONAL DE MEXICO, S.A.
                                                                            BARCEL, S.A. DE C.V.
                                                                            FRABEL, S.A. DE C.V.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:

MAGAZINE CIRCULATION                          TV Y NOVELAS MAGAZINE,        GENERAL PUBLIC (AUDIENCE)
                                              TELEGUIA MAGAZINE,            DEALERS
                                              VANIDADES MAGAZINE            COMMERCIAL CENTERS (MALLS)
                                              COSMOPOLITAN MAGAZINE
                                              BIOGRAPHICAL BOOKS
                                              SOCCERMANIA MAGAZINE
                                              TU MAGAZINE
                                              MEN'S HEALTH MAGAZINE
                                              CARAS MAGAZINE
                                              MUY INTERESANTE MAGAZINE
PUBLISHING                                                                  VARIOUS
PUBLISHING DISTRIBUTION:                       MAGAZINE:
                                              "MAESTRA PREESCOLAR"
                                              "EL EGIPTO DE LOS FARAONES"
                                              "FABULA DISNEY"
                                              "REVISTA DEL COSUMIDOR"
                                              "ENTREPRENEUR"

SKY MEXICO
DTH BROADCAST SATELLITE
VIA SATELITE                                  SKY                           GENERAL PUBLIC
PAY PER VIEW
CHANNEL COMMERCIALIZATION
CABLE TELEVISION:

ANALOGIC AND DIGITAL SERVICE                                                GENERAL PUBLIC
SERVICE INSTALLATION                                                        OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                                T.V. CABLE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                                   ENFASYS DIGITAL, S.A DE C.V.
OTHER                                                                       TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                            PRODUCCIONES INFOVISION, S.A. DE C.V.
                                                                            UNILIVER DE MEXICO, S.A. DE C.V.
                                                                            CADBURY ADAMS DE MEXICO, S DE R.L. DE C.V.
                                                                            KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                            BANCO NACIONAL DE MEXICO, S.A.
                                                                            ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                            BAYER DE MEXICO, S.A. DE C.V.
                                                                            NESTLE  MEXICO, S.A. DE C.V.
RADIO:
ADVERTISED TIME SOLD                                                        CERVECERIA MODELO, S.A. DE C.V.
                                                                            ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                            PROPIMEX, S.A. DE C.V.
                                                                            PEGASO PCS, S.A. DE C.V.
                                                                            GIGANTE, S.A. DE C.V.
                                                                            INDUSTRIAS VINICOLAS PEDRO DOMEQ, S.A. DE C.V.
                                                                            TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
                                                                            GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
                                                                            BBVA BANCOMER, S.A.
                                                                            UNILEVER DE MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                             CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                            CINEMEX, S.A. DE C.V.
                                                                            CINEMARK DE MEXICO, S.A. DE C.V.
                                                                            CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                            MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                            GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION             AMERICA                       GENERAL PUBLIC (AUDIENCE)
                                              NECAXA                        FEDERACION MEXICANA DE FUTBOL, A.C.
                                              REAL SAN LUIS
NATIONWIDE PAGING SERVICE                     SKYTEL                        FERROCARRIL MEXICANO, S.A. DE C.V.
                                                                            BANCO NACIONAL DE MEXICO, S.A.
                                                                            HEWLETT PACKARD DE MEXICO, S. DE R.L. DE C.V.
                                                                            COMISION FEDERAL DE ELECTRICIDAD
                                                                            EDS DE MEXICO, S.A. DE C.V.
                                                                            AVANTEL, S.A.
                                                                            FERROSUR, S.A. DE C.V.
                                                                            SECRETARIA DE GOBERNACION
                                                                            SCHERING PLOUGH, S.A. DE C.V.
                                                                            BBVA BANCOMER, S.A.
                                                                            GRUPO NACIONAL PROVINCIAL, S.A.
                                                                            I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                             ESMAS.COM                     MEDIA CONTACTS, S.A. DE C.V.
                                                                            TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                            RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                            NESTLE MEXICO, S.A. DE C.V.
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------


                                                 MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA                                                  QUARTER:   4                     YEAR:   2004
GRUPO TELEVISA, S.A.
                                              SALES DISTRIBUTION BY PRODUCT

                                                        ANNEX 11A
                                                      FOREIGN SALES

                                                                                                                CONSOLIDATED
                                                                                                              FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
                                             TOTAL PRODUCTION             NET SALES

                                         ---------------------------------------------------
              MAIN PRODUCTS                 VOLUME      AMOUNT       VOLUME         AMOUNT           DESTINATION

----------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                           (7,505)
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                                               468,209     UNITED STATES OF AMERICA





OTHER INCOME                                                                         91,400     UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                                                    108,774     SPAIN
                                                                                                ARGENTINA
                                                                                                CHILE
                                                                                                GUATEMALA
PROGRAM LICENSING:                                                                              COLOMBIA
PROGRAMMING AND ROYALTIES                                                         1,917,307     UNITED STATES OF AMERICA
                                                                                                CENTRAL AMERICA
                                                                                                CARIBBEAN
                                                                                                EUROPE
                                                                                                SOUTH AMERICA
                                                                                                AFRICA
                                                                                                ASIA



PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                             26,504      409,328     GUATEMALA AND COSTA RICA
                                                                                                UNITED STATES OF AMERICA
                                                                                                PANAMA
                                                                                                SOUTH AMERICA
                                                                                                CENTRAL AMERICA
PUBLISHING                                                                          334,331
PUBLISHING DISTRIBUTION:                                                17,089    1,169,297     PANAMA
                                                                                                SOUTH AMERICA



OTHER BUSINESSES:

DISTRIBUTION OF FILM MOVIES                                                          19,843


----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                             4,510,984
----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                                                                          MAIN

                                         ------------------------------------------------------------------------------------
              MAIN PRODUCTS                      TRADEMARKS                                CUSTOMERS

-----------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                                           CPIF VENTURE, INC.
                                                                                POWERCORP UK LIMITED
                                                                                VENEVISION INTERNATIONAL, LLC.
                                                                                MASTER CARD INTERNATIONAL, INC.
                                                                                TELEMUNDO OF PUERTO RICO INC.
                                                                                T.V. SBT CANAL 4 DE SAO PAULO, S.A.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS



PROGRAM LICENSING:
PROGRAMMING AND ROYALTIES                TELEVISA                               MCCANN ERICKSON, INC.
                                         TELEVISA                               MINDSHARE
                                         TELEVISA                               SAATCHI & SAATCHI
                                         TELEVISA                               RUBIN POSTAER & ASSOCIATES
                                         TELEVISA                               CARAT, INC.
                                         TELEVISA                               HORIZON MEDIA, INC.
                                         TELEVISA                               BBD&O
                                                                                INITIATIVE MEDIA, INC.
                                                                                GSD&M ADVERTISING
                                                                                TBWA CHIAT
PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                              T.V. Y NOVELAS MAGAZINE                GENERAL PUBLIC (AUDIENCE)
                                         BIOGRAPHICAL BOOKS                     DEALERS
                                         VANIDADES MAGAZINE
                                         COSMOPOLITAN MAGAZINE
                                         TU  MAGAZINE
PUBLISHING
PUBLISHING DISTRIBUTION:                 BARNEY MEGAZINE                        GENERAL PUBLIC (AUDIENCE)
                                         FUTBOL TOTAL MEGAZINE                  GENERAL PUBLIC (AUDIENCE)
                                         ARMONIA LA NAVIDAD MAGAZINE
                                         HECHO EN CASA MAGAZINE
                                         DIGIMON MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES

-----------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                        QUARTER:   4    YEAR:  2004
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                  ANNEX 13

                                                                 CONSOLIDATED
                                                                FINAL PRINTING
-------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT DECEMBER 31, 2004, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):


          DESCRIPTION                 AUTHORIZED AMOUNT      EXERCISED AMOUNT     PROGRESS %
          -----------                 -----------------      ----------------     ----------

U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------

DIGITALIZATION OF THE CABLE
  TELEVISION NETWORK                  U.S. $      95.0       U.S. $     50.1         53%

INFORMATION TECHNOLOGY
  PROJECTS OF CABLE TELEVISION                    13.5                  12.1         90%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                  14.8                  11.3         76%

INFORMATION TECHNOLOGY
  PROJECTS                                         9.1                   8.2         90%

SKY MEXICO PROJECTS                               61.7                   7.9         13%


MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------

INFORMATION TECHNOLOGY
  PROJECTS                               PS.      33.3          PS.      2.8          8%


                             MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                    QUARTER:   4      YEAR:   2004
GRUPO TELEVISA, S.A.

       INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                    ANNEX 14

                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

   MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

   ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

   EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION (Ps.6,689,400). CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

   THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2003, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2004, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2004 WAS
   1.0519. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2003, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR DECEMBER 2003 WOULD HAVE BEEN 1.0546.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 25, 2004                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President